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05006404

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REGISTRANT'S NAME Old Mutual Plc

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FILE NO. 82- 4974 FISCAL YEAR 12-31-04

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DAT : 3/10/05

12-31-04

Old Mutual plc

Preliminary results for the year ended 31 December 2004

Profits rise strongly

- Adjusted operating profit* up 47% to £956 million (2003: £650 million) and up 40% to R11,296 million (2003: R8,041 million). Operating profit £908 million (2003: £475 million), R10,711 million (2003: R5,884 million)
- Adjusted operating earnings per share* up 53% to 15.3p (2003: 10.0p) and up 46% to 181.1c (2003: 123.8c). Basic operating earnings per share: 14.1p (2003: 8.0p), 166.2c (2003: 99.1c)
- Total life assurance sales, on an Annual Premium Equivalent (APE) basis, of £546 million, an increase of 3 per cent.
- Funds under management £140 billion (2003: £125 billion), an increase of 12 per cent. (R1,520 billion (2003: R1,495 billion))
- $12.3 billion fund inflows in the USA
- Adjusted Embedded Value per share 139.1p, R15.08 at 31 December 2004 (2003: 104.6p, R12.49)
- Return on equity 19.1 per cent. (2003: 14.4 per cent.**)
- Final dividend increased by 13 per cent. to 3.5p making 5.25p for the year***

Commenting on the results, Jim Sutcliffe, Chief Executive, said:

"These are strong results, with profits, earnings per share, assets under management and embedded value all increased. A return on equity of 19.1 per cent. and net cash inflow of $12.3 billion at our US business further demonstrate the power underlying this performance.

We have established a momentum in our business that has the potential to take us much further as we pursue our ambition to build a world class financial services group."

Full definitions of the items asterisked above are set out on page 4 of this document.

Group Results

2004 has seen us make significant progress. Adjusted operating earnings per share rose by 53 per cent. in Sterling and 46 per cent. in Rand, with each major business making a significant contribution. Our South African life business produced its usual strong profit contribution with return on capital of 24 per cent. Nedcor made good progress in its recovery and a welcome return to profitability while Mutual & Federal performed strongly as the short term insurance cycle reached its peak. Our US businesses increased their combined adjusted operating profit by 25 per cent. to $337 million.

Overall, our adjusted embedded value per share rose by 33% to 139.1p and by 21% to R15.08. Good earnings, the recovery in Nedcor's share price and rising equity markets all contributed. The operating return on embedded value was 19.4 per cent. and return on equity for our business rose from 14.4 per cent. to 19.1 per cent. reflecting the progress in the business and tight capital management.

Business Performance and Development

Our US life business now accounts for roughly half of our life new business. Sales were up 29 per cent. on an APE basis to $501 million and, as a result, assets under management in this business grew from $13.3 billion to $17.3 billion. Margins remained at historically high levels under helpful interest rate conditions. We continued to innovate and adapt our product range to changing customer needs, particularly in the equity index annuity and mortgage term insurance markets. In order to bolster our ratings in support of this growth, we added a further $200 million of capital in December, making a total of $300 million for the year. We successfully finalised the transfer of our outsourced back-office functions in order to reduce costs and improve service to customers and agents. We expect our US life business to start paying dividends in 2007.

South African life sales fell by 10 per cent. impacted by disappointing employee benefit sales, and we did not recover as well as we hoped in the broker market. More encouragingly, we grew our Personal Financial Advisors (PFA) sales force by 14 per cent. to over 2,600, individual single premium sales were up 16 per cent. and unit trust sales up 52 per cent. to R5.0 billion. Group Schemes sales were up 10 per cent. Our overall South African life margins remained unchanged at 25 per cent.

Investment performance at Old Mutual Asset Managers (OMAM) (SA) was good – we came top in the Alexander Forbes Large Manager Watch survey and 50 per cent. of our unit trusts performed in the top quartile of their comparator groups. Our new investment product, *Max Investments*, which brings the best of the unit trust and life insurance worlds to the customer, was the first product of its type to be launched in the South African market in November. Total funds under management at OMSA increased by 15 per cent. to R312 billion.

Nedcor achieved the milestones promised at the time of its rights issue. Tier 1 solvency exceeded the 7.5 per cent. goal and new governance is working effectively to control risks. The new management team is in place, with a clearly defined strategy. Profits met our targets for the year and, although growth was subdued overall, there were some notable successes – bancassurance sales rose

57 per cent. for example. Our objective remains a 20 per cent. return on equity at Nedcor by 2007.

Mutual & Federal had an excellent year, producing an outstanding 7.8 per cent. underwriting ratio and a return on equity of 24 per cent. Its reputation for quality service was maintained and it won the three most prestigious customer service awards in the general insurance industry.

We have been working hard to complete the black economic empowerment (BEE) ownership plans that are so important for the growth of all our South African businesses, and expect to be able to make a firm announcement on our detailed plans in this area in the near future.

Our US asset management business continued to produce excellent investment performance, with 72 per cent. of assets outperforming their customer benchmarks on a three-year basis. The developing strength of our distribution effort, combined with the underlying investment performance, delivered $12.3 billion in net client cash flow which, together with positive equity markets, boosted assets under management by 20 per cent. to $185 billion. Almost two-thirds of group assets under management are now for the account of US clients.

Our UK start-up businesses produced positive results. Selestia, in only its third year of operation, had sales of £423 million, and continued to win awards for its South African built systems and service to independent financial advisors. OMAM (UK) again won accolades for its investment performance, and attracted high margin hedge fund investors to replace unit trust funds withdrawn by Gerrard clients.

Our fledgling business in India is making steady progress and we now have over 40 branches. We have also established a representative office in Beijing to facilitate a Chinese life joint venture in due course.

Outlook

Market conditions in our industry are favourable at present, and the South African economy is strong. The momentum we have built up is expected to continue into 2005, although we will spend further amounts on the growth of our US asset management business and SA life distribution systems. We expect Nedcor to make steady progress towards its 2007 goal for return on equity. Old Mutual has shown that it is well able to prosper as an international financial services company, and we look forward to the next phase of our journey with confidence.

28 February 2005

Notes.

Whenever the items asterisked are used anywhere on pages 1-16 of this document, the following apply:

* *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment, and fines and penalties.*

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The segmental analysis has been prepared on a gross of inter-segment transactions basis.

** *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts".*

*** *The dividend recommended (final 3.5p per share, making 5.25p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currencies at exchange rates ruling at the close of business on 31 March 2005.*

Further enquiries

Old Mutual plc UK

James Poole	Tel: +44 (0) 20 7002 7000
Miranda Bellord	Tel: +44 (0) 20 7002 7133
Gareth David, College Hill	Tel: +44 (0) 20 7457 2020

Old Mutual plc SA

Nad Pillay	Tel: +27 (0) 21 504 8026

Notes to editors:

A webcast of the analysts presentation and Q&A will be broadcast live at 9.30 a.m. (UK time) today on our website at www.oldmutual.com.

High-resolution images of Jim Sutcliffe and Julian Roberts are available at www2.oldmutual.com/Media/media_resources/photo_library/js_jr.jsp. Copies of these results and the associated analysts presentation, together with photographs and biographical details of the executive Directors of Old Mutual plc, are available in electronic format. Alternatively they are available to download from the Company's website at www.oldmutual.com.

BUSINESS REVIEW – SOUTH AFRICA

LIFE ASSURANCE & ASSET MANAGEMENT – OLD MUTUAL SOUTH AFRICA (OMSA)

Strong returns continue

Highlights (Rm)	2004	2003
Life assurance technical result	**3,697**	3,210
LTIR	**1,974**	2,198
Asset management	**544**	554
Adjusted operating profit	**6,215**	5,962
ROC (Life business)	**26%**	23%
Client funds (Rbn)	**312**	270

Adjusted operating profit comprises the life assurance technical result, the Long Term Investment Return (LTIR) of the shareholders' funds and the adjusted operating profit of the asset management businesses. Life assurance technical result increased by 15% to R3,697 million reflecting the positive impact of the strong South African equity market, favourable experience variances and the positive effect of assumption changes predominantly relating to mortality.

The LTIR of R1,974 million declined by 10% from R2,198 million in 2003. This reduction reflects our participation (R2.6 billion) in the Nedcor rights issue and the net impact (R0.6 billion) of our additional stake in Mutual & Federal, both of which were funded from OMSA's existing financial resources, thus negatively impacting the average shareholder assets used in the calculation. In addition, an increase in the cash component of the portfolio coupled with the lower rates on cash contributed towards the reduction of the LTIR.

Adjusted operating profit for the asset management businesses, excluding Nedcor, decreased to R544 million in 2004, from R554 million in 2003. Higher asset levels driven largely by the better performing South African equity market contributed positively. This has been offset by lower trading profit in the unit trust company resulting from changes in industry guidelines regarding trading in units, charges relating to the accounting treatment of share incentive arrangements, the cost of the acquisition of Quaystone mandates and the development of administration infrastructure.

Adjusted operating profit for OMSA increased by 4% to R6,215 million in 2004. The efficient use of capital and performance improvement of the life business, has resulted in the return on life allocated capital increasing to 26%.

Funds under management continue to grow

Client funds under management for the business increased by 15% from R270 billion to R312 billion. Within this, life assets were 9% higher, reflecting the equity market uplift partly offset by negative cash flows, whilst asset management assets were 31% higher, driven by strong market returns and positive client cash flow.

Total net client cash flow was a negative R4 billion, primarily due to net negative flows of R10 billion in Group Life business. This was offset by positive net cash flows of R6 billion in asset management, with Individual Life Business Flows being broadly neutral.

OMAM delivered strong investment performance, being ranked first out of the eleven institutional asset managers in the Alexander Forbes Global Manager Watch (Large) Survey over the year ended December 2004. This represents an improvement from third position in the 2003 survey. Over three years OMAM was ranked third.

Rapid growth in unit trust sales

Unit trust sales increased by 52% from R3.3 billion to R5.0 billion in 2004, reflecting more positive consumer sentiment towards unit trusts as investment vehicles. Unit trust investment performance was good, with eleven funds positioned in the top quartile of their respective peer groups and seven of these funds being top in their respective categories.

Total life sales impacted by weak Group Business

Total life sales, including Old Mutual International (OMI), on an Annual Premium Equivalent (APE) basis for the period were R3,084 million, 10% lower than the comparative period in 2003 as Group Business sales continued to disappoint throughout the year. Individual Life Business sales were at similar levels to 2003 and Group Business significantly lower. Individual Business and Group Business contributed R2,662 million (2003: R2,632 million) and R422 million (2003: R809 million) respectively to this result.

Individual Life Business sales mixed

Individual APE (Rm)	2004	2003	Var %
Savings	**1,075**	1,138	(6%)
Protection	**651**	701	(7%)
Immediate annuity	**164**	125	31%
Group Schemes	**612**	556	10%
Total excl. OMI	**2,502**	2,520	(1%)
OMI	**160**	112	43%
Total incl. OMI	**2,662**	2,632	1%
Single	**792**	686	16%
Recurring	**1,870**	1,946	(4%)

Whilst Individual Life Business sales were at similar levels overall to 2003, the mix was different. Single premium sales were R792 million, 16% ahead of prior year, driven by strong sales growth in savings and annuity products. OMI's new international product range also led to significant growth in its single premium sales. Single premium sales growth was similar in both the agency and broker channels.

Recurring premium sales were R1,870 million, 4% below 2003, with sales through brokers, particularly of savings products, being markedly lower than in 2003. Reasons for the reduction in broker channel recurring premiums included the impact of regulatory changes, the establishment of broker networks, as well as media perceptions regarding the value provided by recurring investment products. In the case of recurring premium sales the performance in the agency channel was much stronger in the second half of the year, reflecting growth in agent manpower. Group

Group Finance Director's Review

Schemes sales were 10% higher overall than the prior year, although the second half sales were adversely affected by attrition in the sales force headcount, which finished the year some 12% lower than in June 2004.

Group Business sales disappoint

Group APE (Rm)	2004	2003	Var %
Savings	**260**	495	(47%)
Protection	**120**	86	41%
Annuity	**42**	228	(82%)
Total	**422**	809	(48%)
Single	**240**	582	(59%)
Recurring	**182**	227	(20%)

A low level of Group Business sales continued throughout 2004 with no material single premium flows, the exception being the protection business which increased by 41% to R120 million. Group Business single premiums fell 59% to R240 million; recurring premiums also decreased by 20% to R182 million. Group Business single premium sales arise principally from restructuring of benefit plans or the movement of existing assets between different providers. The time-consuming nature of pension fund surplus apportionments (a legislative requirement) and a slow response by companies to provide for post-retirement medical aid liabilities meant that few opportunities crystallised in 2004 for Group Business single premium sales.

Lower value of new business but steady margins

The after-tax value of new business, excluding OMI, was 13% down on 2003 to R719 million. Growth of 18% in the value of Individual Life Business, reflecting the positive impact of economic and assumption changes, was offset by a 65% reduction in the value of Group Business. The overall new business margin remained stable at 25%. Higher margins were recorded on Individual Life Business following assumption changes and offset the shortfall in Employee Benefits margins.

The value of in-force business (VIF) of R10,903 million at 31 December 2004 increased from R9,832 million at 31 December 2003. Within this total, the VIF for Individual Life Business increased by 25% due largely to the positive effect of economic and operating assumption changes primarily reflecting positive mortality experience and the valuation of some sources of profit that were not previously valued. The Group Business VIF declined by 12% on account of the relatively low new business value added, the negative impact of operating assumption changes and the increase in the cost of solvency capital.

Management action showing returns

OMSA has increased its Personal Financial Advisors (PFA) sales force from 2,314 at 31 December 2003 to 2,643 at 31 December 2004. More than 50% of the Advisor sales force is now on a new remuneration model and benefits are starting to be seen in increasing sales arising from this channel.

Our new investment product *Max Investments* was successfully launched in November. This product uses both life and non-life investment structures to offer investors a cost- and tax-efficient wrapper in one investment and aims to address the need for lower client charges in a low inflation environment. Encouraging sales were achieved in the last two months of 2004 and these have continued into 2005. This has been one of the fastest new product take-ups ever in the PFA distribution channel, confirming the positive market response.

The *Masthead* independent broker network has helped to protect the independent broker market with over 2,200 brokers signed up in 2004.

Addressing the sales performance of our Group Business, we continue to work towards the delivery of an integrated distribution approach. Furthermore, the implementation of the Compass administration platform will provide increased efficiency and service benefits for administration clients.

Solid capital position

The capital strength of the life company has been demonstrated through Statutory Capital Adequacy Requirement (SCAR) coverage of 2.6 times, after allowing for statutory limitations on the value of certain assets. In addition, the proportion of cash in shareholders' funds backing statutory capital requirements increased from 20% in 2003 to 43% in 2004. During 2004 R2.6 billion was invested in Nedcor to support its recapitalisation and a net R0.6 billion was invested to acquire our increased holding in Mutual & Federal.

BANKING – NEDCOR

Nedcor has been stabilised

Nedcor has been stabilised and the balance sheet significantly de-risked.

The Nedcor rights issue completed in May 2004 was a success, raising R5.2 billion of additional ordinary capital. The capital injection, together with the active management of assets, including the disposal of non-core assets, the repatriation of R5.1 billion of foreign capital and the improving attributable profits by Nedcor, have all strengthened capital. This improved the mix between the bank's tier 1 and tier 2 capital. Nedcor's capital adequacy (which is defined as regulatory capital as a percentage of risk-weighted assets) was 12.1% at 31 December 2004 (2003: 10.1%), with tier 1 capital at 8.1% (2003: 5.0%).

A formal relationship agreement has been put in place. We have finalised the appointment of the executive team and we have introduced the Old Mutual Group Enterprise Risk Management framework.

Foreign exchange translation risk has been substantially reduced by the repatriation and hedging of part of the foreign capital, which has been reduced to R4.5 billion as at 31 December 2004 from R9.3 billion at 31 December 2003. Nedcor continues to be exposed to foreign exchange rate movements on the remaining capital, which is held offshore to support foreign operations. During 2004 the translation losses on the remaining foreign capital amounted to R372 million, substantially lower than the comparative period in 2003 (R1,356 million).

Group Finance Director's Review

Recovery is on track

Nedcor's adjusted operating profit, including asset management operations, of R2,423 million was a substantial increase on the disappointing year in 2003 (R67 million). This reflects moderate revenue growth in both net interest income (NII) and non-interest revenue (NIR). Revenue was enhanced through margin improvement and controlled asset growth at the expense in some areas of market share.

Nedcor's NII, on a UK GAAP basis, increased by 11% to R7,529 million over the comparative period in 2003, driven by improved margins. This margin increase resulted from improved funding and hedging strategies, offshore capital being repatriated and the positive endowment effects of the rights issue.

NIR at R7,580 million reflected an upturn in the second half of the year due to improved deal flow in investment banking, increasing 10% over the comparative period in 2003. NIR throughout the year was adversely affected by strategic disposals, and exchange and securities dealing revenue remaining muted.

The cost income ratio at 74.5% (2003: 72.5%) was adversely affected by the merger and recovery programme costs while not yet fully recognising the benefits of these programmes realised towards the latter part of 2004. During 2004, management actively reduced headcount by 13% from 24,205 to 21,103. The full effect of headcount reductions will be reflected in 2005. Nedcor continues to focus on improving its cost to income ratio and is on track to achieve its goal of 20% return on equity in 2007.

GENERAL INSURANCE – MUTUAL & FEDERAL

Mutual & Federal achieves exceptional results

Mutual & Federal had an exceptional year with an adjusted operating profit (on a UK GAAP basis) of R1,057 million, increasing 16% from R909 million in 2003. This excellent performance was largely attributable to the continued favourable underwriting cycle, which is reflected in the increase in the underwriting surplus of R527 million in 2004, up 60% from R329 million in 2003. The Group now owns 88% of Mutual & Federal following the acquisition of the 37% previously owned by Royal & Sun Alliance.

Strong premium growth up 13%

Gross premiums (on a UK GAAP basis) increased to R7,360 million in 2004, an increase of 13%, reflecting new business acquired plus corrective action and rating adjustments in less profitable segments of the business. An overall reduction in claims frequency and severity resulted in one of the strongest cycles the general insurance industry has experienced.

Underwriting ratio climbs to 9.8% (SA GAAP)

The underwriting surplus of R527 million compared to 2003 (R329 million) reflects the exceptional insurance cycle, improved claims management and close control of management expenses. The strong underwriting ratio (the ratio of the underwriting surplus to net earned premiums) was accordingly 7.8%, up from 5.8% last year. The corresponding SA GAAP ratio was 9.8% for 2004, up from 6.9% in 2003.

Insurance cycle softening

Although conditions remain conducive to underwriting profitability, the softer cycle and pressure on rates indicate more normal trading conditions are likely to prevail in 2005.

BUSINESS REVIEW – UNITED STATES

US LIFE

Growth in assets delivers improved profits up 25%

Our US life business's adjusted operating profit of $174 million was 25% up on the $139 million achieved in 2003 as our strategy to manage growth in profitable product areas and to drive towards capital self-sufficiency in 2007 made good progress. The impact of the continued growth in scale of the business is shown by funds under management increasing by 30% to $17 billion during 2004.

Strong APE growth continues – up 29%

Total APE for 2004 was $501 million, an increase of 29% from $389 million in 2003, with the business reaping the benefits of successfully diversifying from fixed to equity linked products during 2004, coupled with the maturing of the offshore and corporate channels. Total premiums exceeded $4 billion. OMNIA and Corporate channels continue to mature, with 44% growth of APE over 2003 ($41 million to $59 million). Life assurance sales grew by 25% from $85 million in 2003 to $106 million in 2004.

Managing product mix enhances margin to 23%

Over the past year the business has demonstrated its flexibility to seize new opportunities in changing market conditions by rapid product development. We succeeded in producing profitable equity index annuity and term life products, both of which achieved second place market share nationally for the period for our Managing General Agents channel. The average margin on new business after tax increased from 15% to 23% of APE and the value of new business after tax at $113 million increased by 92% on the comparative period in 2003, reflecting the positive movements in interest rates and changes in product mix.

Capital position strengthened

We continue to manage the capital position carefully. In order to support our ratings, we decided to increase the target risk based capital (RBC) ratio to 300%. Consequently, the capital base was strengthened by a one-off injection of $200 million (making a total of $300 million for the year). At the same time we repatriated to the US a significant block of annuity business from Old Mutual Re (Ireland). This repatriation improved our Group solvency position, but had one-off negative impacts of $39 million on our consolidated embedded value and $43 million on our statutory profit before tax for Fidelity & Guaranty Life Insurance Company. The US life business continues to mature and is expected to begin releasing capital from 2007.

US ASSET MANAGEMENT

Adjusted operating profit up 22%

The Group's US asset management business delivered adjusted operating profit of $163 million, an increase of 22% on the comparative period in 2003. The combination of increased client inflows and strong equity markets in the latter half of 2004 led to a 21% improvement in average asset levels to $165 billion for 2004. Management fees increased from $497 million in 2003 to $570 million in 2004, significantly improving adjusted operating profit. Strong performance fees, transaction fees and improved revenues from securities lending also contributed to the overall growth in revenue. Offsetting this improvement, expenses increased by 17%, as a result of costs associated with our retail initiative ($6 million) and increased variable compensation costs together with one-off expenses, including the cost of restructuring the Dwight Stable Value Fund ($7 million).

Funds under management up 20%

Funds under management increased 20% overall during 2004, from $154 billion at 31 December 2003 to $185 billion at 31 December 2004. Investment returns in the funds under management accounted for 12% of the increase, while net inflows of client assets, including $3.2 billion in cash collateral assets, contributed a total of $12.3 billion, or 8% of the increase for the year. 2004 marks the fourth consecutive year of net inflows of client assets to our member firms.

Strong fund performance

The inflows reflect the continuing strong investment performance achieved by our member firms. At 31 December 2004, 72% and 95% of assets were outperforming their benchmarks over three and five years respectively. Over the same periods, 61% and 73% of assets ranked in the first quartile of their peer group.

Retail initiative launched

In October, Old Mutual Capital launched the Old Mutual Advisor Funds, establishing the foundation for a full-scale retail distribution initiative. These funds utilise the diverse asset management capabilities of our affiliates to construct asset allocation mutual fund products tailored to different investor risk profiles. This initiative is targeted to increase our presence in the mutual fund market and is designed to give our affiliates access to a higher margin market, further diversifying revenue-generating sources for the Group.

Managing the portfolio

The US asset management group continually assesses its business position and ability to maintain product leadership. In line with this strategy, several adjustments were made to the manager group in 2004. We reached agreement with the principals of one of our remaining revenue-sharing firms, First Pacific Advisors, under which they have an option to acquire certain of the firm's assets and liabilities with effect from October 2006. Its assets under management at 31 December 2004 were $8.4 billion (31 December 2003: $5.5 billion). At the end of 2004 we discontinued the operations of another member firm, Sirach Capital Management. The firm, predominantly a growth equity manager, had suffered steep asset declines since 2000. Funds under management at the beginning of 2004 were $1.6 billion, and management has taken the decision to return the remaining funds to clients. The resultant non-operating loss to the Group was $14 million, principally the write-off of goodwill.

In June 2004, Liberty Ridge Capital (LRC) (formerly Pilgrim Baxter & Associates) reached agreement with the Securities and Exchange Commission and the Office of the New York Attorney General to settle regulatory action against the firm. Total fines and penalties agreed were $90 million and have been disclosed as a non-operating loss. LRC has also committed to future fee reductions of $10 million. During 2004, all outstanding class action lawsuits filed against Old Mutual in relation to these activities were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are at the preliminary stage. Following the resolution of regulatory matters and reflecting new company management, LRC underwent a firm-wide revitalisation, revising its product strategy, enhancing its investment processes and rebranding under its new name. Despite net outflows of $2.4 billion in 2004, funds under management remain robust, and management continues to focus on rebuilding the franchise.

Early in 2005, we created a strategic alliance with Copper Rock Capital Partners. This is a small cap growth firm, and the alliance is designed to supplement our capability in this product area.

Clients benefit from diversity and focus

Looking ahead, we are committed to derive business growth organically, leveraging off the diversity and styles of the individual firms. We are currently in negotiations to add a hedge fund capability and will continue to seek targeted investment opportunities in other areas to strengthen and broaden product capability.

BUSINESS REVIEW – UK & REST OF WORLD

Adjusted operating profit from the Group's UK and Rest of World asset management and life assurance businesses, excluding Nedcor, was £22 million in 2004, higher than the £12 million earned in the equivalent period in 2003. This result includes the adjusted operating profit from the UK, African countries other than South Africa, OMI and the Far East.

Group Finance Director's Review

Total funds under management in the UK grew by 9% to £4.3 billion. Strong net cash inflows into our hedge fund products continued, offset by funds withdrawn by Gerrard clients. During the year, the operations of Bright Capital were merged into OMAM (UK).

Selestia continued to grow, with funds under management increasing from £289 million to £730 million, predominantly through new business sales of £423 million (2003: £218 million). Selestia reduced its adjusted operating loss to £5 million from £9 million in 2003.

GROUP RESULTS

2004 EPS up by 53% to 15.3p

Strong delivery across all businesses contributed to an increase of 47% in adjusted operating profit before tax to £956 million. Adjusted operating profit after tax and minority interests increased by 54% from 2003 to £574 million in 2004 resulting in a 53% increase in adjusted operating earnings per share to 15.3p for 2004. The basic earnings per share is 14.1p (2003: 8.0p), representing a 76% increase.

Operating profit on ordinary activities before tax increased to £908 million compared to a profit of £475 million in 2003.

Funds under management and fund flows

During 2004 funds under management increased by 12% from £125 billion to £140 billion. Our international diversity has delivered strong net cash flows (increased from £1.8 billion in 2003 to £5.3 billion in 2004) as strong performances of our US and UK businesses more than offset weak flows in South Africa.

Achieved profits

The Group's adjusted operating profit on an achieved profits basis of £1,111 million increased by 57% from £707 million in 2003. Adjusted operating profit for life assurance of £749 million was up by 25% from £600 million in 2003, driven by increased new business in the US and improved experience variances in South Africa. Adjusted operating earnings per share on an achieved profits basis rose from 10.8p to 19.1p. Achieved profits equity shareholders' funds (adjusted for own shares held in policyholders' funds and to bring listed Group subsidiaries to market value) of £5,359 million at 31 December 2004 increased by 33% from £4,015 million at 31 December 2003. This benefited from an improvement in the Rand exchange rate, an increase in the share prices of Nedcor and Mutual & Federal and the impact of the Nedcor rights issue.

Adjusted embedded value per share (before dividends) up by 37%

Adjusted embedded value (EV) per share at 31 December 2004 was 139.1p after dividends (143.8p before dividends) representing a growth in EV per share before dividends of 37% over 2003. EV per share has

Group Finance Director's Review

benefited from the strong result for the year including the recovery at Nedcor, increased Group net cash flows, higher market levels and a stronger Rand offset by a weaker US Dollar.

Capital

The Group's gearing level remains favourable, with senior debt gearing at 31 December 2004 of 11.0% (14.7% at 31 December 2003) and total gearing, including hybrid capital, of 16.5% (21.7% at 31 December 2003). Hybrid capital excludes hybrid debt from banking activities and includes the $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during 2003 that are reported as part of non-equity minority interests in the financial statements.

Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an achieved profits basis. Senior debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt. Total gearing is similarly based, but includes hybrid capital instruments within debt.

Strong support from Old Mutual ensured that the Nedcor rights issue completed in May 2004 was a success, raising R5.2 billion that together with repatriation of surplus foreign capital and other management actions has strengthened Nedcor's capital base resulting in a capital adequacy ratio at 31 December 2004 of 12.1% (10.1% at 31 December 2003).

The Group's investment in Mutual & Federal increased to 88% in 2004 as a result of the offer to acquire the outstanding minority interests, which resulted in acceptances representing 37% of Mutual & Federal's issued share capital. Following that transaction, Mutual & Federal paid a special dividend of R860 million, reducing its solvency margin, being the ratio of net assets to net premiums, to 53% at 31 December 2004 (61% at December 2003). This remains comfortably above the minimum required to support current operations and to facilitate the future growth of the business.

The solvency ratios of the Group's major life businesses at 31 December 2004 remain well above the minimum statutory requirements, with South Africa's excess assets (after regulatory asset limitations) equivalent to 2.6 times the statutory minimum, and the US business at 299% of the risk-based capital requirement.

At 31 December 2004, the Group had in issue US$636 million 3.625 per cent Convertible Bonds maturing on 2 May 2005, which are guaranteed by and convertible into ordinary shares in the Company at a conversion price of 190p per share and an exchange rate of one US Dollar to 69.52p Sterling.

During 2004, Old Mutual plc entered into a new £1.1 billion five-year multi-currency Revolving Credit Facility, which matures during May 2009, and cancelled its existing £900 million, US$600 million and US$60 million Revolving Credit Facilities. The new facility was undrawn at 31 December 2004.

Old Mutual is now twelve months into a Group-wide Economic Capital (EC) Programme. Once completed, this will significantly improve the Group's ability to measure risk and business performance. It will also improve transparency and communication with regulators, ratings agencies and investors. Early results are highly encouraging, showing the Group's available financial resources to be well above the EC required for our target rating.

Since 1 January 2005 the Group has met the minimum capital resources requirement under the Financial Groups Directive which applies to UK-based financial conglomerates.

Taxation

The Group's effective tax rate (based on the tax charge as a proportion of adjusted operating profit) of 25% decreased from 34% in 2003. This is primarily as a result of the much improved profitability in Nedcor. In 2003 the Group's effective rate was higher due to Nedcor's non-tax deductible expenses which are relatively fixed amounts on a very low profit base.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Implementation of IFRS across the Group is currently nearing completion. We are planning to publish a restatement of our 2004 year-end income statement and balance sheet under IFRS in May 2005. The aspects of IFRS that will most impact the Group, in common with our peers, are those that deal with financial instruments and insurance and investment contracts. Currently there are a few remaining points of clarity regarding the final version of certain elements of IFRS and interpretation of a number of principles. We anticipate that these points will be resolved before publication of our 2004 numbers restated under IFRS in May.

EUROPEAN EMBEDDED VALUE (EEV)

The Group has continued to publish supplementary information on an achieved profits basis for the 2004 financial year. We support the new EEV proposals that have been developed by the European CFO Forum with the purpose of increasing comparability and uniformity in EV reporting. We are currently assessing the impact of those new proposals and for the 2005 interim announcement we will discontinue publishing information on an achieved profits basis and commence reporting in line with EEV. We continue to be committed to monitoring our business on an EV basis as we see this as a key indicator of long-term value.

DIVIDEND

The Directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2004 of 3.5p per share (making a total of 5.25p for the year, an increase of 9.4% over 2003). The indicative Rand equivalent of this final dividend is 38.0c*** (making a total of 58.5c*** for the year, an increase of 4.5%).

The record date for this dividend payment is the close of business on Friday, 22 April 2005 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Securities Exchange South Africa (JSE), the Namibian and the Malawi Exchanges will be Friday, 15 April 2005, and in Zimbabwe,

Group Finance Director's Review

Thursday, 14 April 2005. The shares will trade ex-dividend from the opening of business on Monday, 18 April 2005 on the JSE, the Namibian and the Malawi Exchanges, from the opening of business on Friday, 15 April 2005 in Zimbabwe, and from the opening of business on Wednesday, 20 April 2005 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalent of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 31 March 2005 and will be announced by the Company on Friday, 1 April 2005.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 18 April and Friday, 22 April 2005, both dates inclusive and transfers between the registers may not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Wednesday, 11 May 2005. Subject to being so approved, the final dividend will be paid on Tuesday, 31 May 2005.

Julian V F Roberts
Group Finance Director
28 February 2005

The financial information in this document does not constitute the Company's statutory accounts for the year ended 31 December 2004 but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts: their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Summary Consolidated Profit and Loss Account for the year ended 31 December 2004

	Notes	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003 (Restated)*	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003 (Restated)*
South Africa					
Technical result		313	260	3,697	3,210
Long term investment return		167	178	1,974	2,198
Life assurance	3(b)(iii)	480	438	5,671	5,408
Asset management	3(c)(i)	53	55	639	678
Banking	3(d)(i)	177	(10)	2,099	(118)
General insurance	3(e)	89	73	1,057	909
		799	556	9,466	6,877
United States					
Life assurance	3(b)(iii)	96	85	1,126	1,050
Asset management	3(c)(i)	89	81	1,050	1,000
		185	166	2,176	2,050
United Kingdom and Rest of World					
Life assurance	3(b)(iii)	18	20	206	248
Asset management	3(c)(i)	10	(8)	117	(95)
Banking	3(d)(i)	14	4	158	48
		42	16	481	201
		1,026	738	12,123	9,128
Other shareholders' income / expenses	3(f)	(33)	(40)	(390)	(494)
Debt service costs		(37)	(48)	(437)	(593)
Adjusted operating profit**		956	650	11,296	8,041
Goodwill amortisation and impairment	6	(110)	(206)	(1,290)	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc		-	(5)	-	(60)
Restructuring and integration costs	3(a)	(21)	(32)	(246)	(394)
Change in credit provisioning methodology	3(d)(iii)	-	(87)	-	(1,074)
Fines and penalties		(49)	-	(596)	-
Short term fluctuations in investment return		226	143	2,662	1,767
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	(94)	12	(1,115)	148
Operating profit on ordinary activities before tax		908	475	10,711	5,884
Non-operating items	5(b)	(35)	(32)	(418)	(404)
Profit on ordinary activities before tax		873	443	10,293	5,480
Tax on profit on ordinary activities	4(a)	(286)	(241)	(3,374)	(2,976)
Profit on ordinary activities after tax		587	202	6,919	2,504
Minority interests – equity		(44)	117	(519)	1,445
– non-equity		(59)	(46)	(696)	(568)
Profit for the financial year		484	273	5,704	3,381
Dividends paid and proposed		(182)	(166)	(2,001)	(2,006)
Retained profit for the financial year		302	107	3,703	1,375

for the year ended 31 December 2004

	Notes	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
The adjusted operating profit on an after-tax and minority interests basis is determined as follows:					
Adjusted operating profit		**956**	650	**11,296**	8,041
Tax on adjusted operating profit	4(a)	**(240)**	(224)	**(2,834)**	(2,763)
		716	426	**8,462**	5,278
Minority interests – equity		**(83)**	(7)	**(980)**	(96)
– non-equity		**(59)**	(46)	**(696)**	(568)
Adjusted operating profit after tax and minority interests		**574**	373	**6,786**	4,614

Earnings and dividend per share attributable to equity shareholders	Notes	p Year to 31 Dec 2004	p Year to 31 Dec 2003	c Year to 31 Dec 2004	c Year to 31 Dec 2003
Earnings per share					
Adjusted operating earnings per share**	2	**15.3**	10.0	**181.1**	123.8
Basic earnings per share	2	**14.1**	8.0	**166.2**	99.1
Diluted earnings per share	2	**14.1**	8.0	**166.2**	99.1
Dividend per share (Rand dividend indicative only for 2004)* **		**5.25**	4.8	**58.5**	56.0
Adjusted weighted average number of shares – millions	2	**3,748**	3,727	**3,748**	3,727
Weighted average number of shares – millions	2	**3,432**	3,411	**3,432**	3,411

* *2003 Comparatives have been restated to be consistent with the current year segmental presentation.*

** *Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties.*

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The segmental analysis within the consolidated profit and loss account has been prepared on a gross of inter-segment transactions basis. Details of the inter-segment revenue and expenses are set out in note 3.

*** *Indicative only – the actual amount of the final dividend per share in Rand will be determined by reference to the exchange rate prevailing on 31 March 2005 and will be announced by the Company on 1 April 2005.*

Consolidated Profit and Loss Account
for the year ended 31 December 2004

	Notes	£m		Rm	
		Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2004	Year to 31 Dec 2003
Technical account – long term business		309	376	3,635	4,645
Tax attributable to shareholders' profits on long term business		202	185	2,383	2,284
		511	561	6,018	6,929
Technical account – general business		89	73	1,057	909
Banking operating profit / (loss)		121	(276)	1,436	(3,402)
Asset management result before goodwill amortisation and fines and penalties	3(c)(i)	135	120	1,603	1,485
Fines and penalties		(49)	-	(596)	-
Other non-technical account					
Investment income		46	41	543	506
Unrealised gains on investments		52	15	614	186
Allocated investment returns transferred from the technical account					
Long term business		188	143	2,213	1,766
General business		(45)	(47)	(530)	(580)
Investment expenses and charges		(37)	(48)	(437)	(593)
Other income		4	2	46	25
Other charges		(52)	(49)	(614)	(606)
Goodwill amortisation (insurance and asset management)		(55)	(60)	(642)	(741)
Operating profit on ordinary activities before tax		908	475	10,711	5,884
Non-operating items	5(b)	(35)	(32)	(418)	(404)
Profit on ordinary activities before tax		873	443	10,293	5,480
Tax on profit on ordinary activities	4(a)	(286)	(241)	(3,374)	(2,976)
Profit on ordinary activities after tax		587	202	6,919	2,504
Minority interests					
– equity		(44)	117	(519)	1,445
– non-equity		(59)	(46)	(696)	(568)
Profit for the financial year		484	273	5,704	3,381
Dividends paid and proposed		(182)	(166)	(2,001)	(2,006)
Retained profit for the financial year		302	107	3,703	1,375

Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 2004

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)*	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)*
Profit for the financial year	**484**	273	**5,704**	3,381
Foreign exchange movements	**141**	176	**(1,941)**	(2,574)
Total recognised gains and losses for the year	**625**	449	**3,763**	807
Prior year adjustment	**27**		**-**	
Total recognised gains and losses since last annual report	**652**		**3,763**	

Reconciliation of Movements in Consolidated Equity Shareholders' Funds for the year ended 31 December 2004

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)*	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)*
Total recognised gains / (losses) for the year	**625**	449	**3,763**	807
Dividends paid and proposed	**(182)**	(166)	**(2,001)**	(2,006)
	443	283	**1,762**	(1,199)
Issue of new capital	**-**	37	**-**	457
Shares issued under share incentive schemes	**15**	4	**177**	49
Net sale of shares held in ESOP Trusts and Policyholders' funds	**33**	6	**389**	76
Net increase / (decrease) in equity shareholders' funds	**491**	330	**2,328**	(617)
Equity shareholders' funds at the beginning of the year	**2,754**	2,424	**32,874**	33,491
Equity shareholders' funds at the end of the year	**3,245**	2,754	**35,202**	32,874

* *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". The effects of this restatement are reductions in equity shareholders' funds at 31 December 2004 and 31 December 2003 of £127 million (R1,380 million) and £109 million (R1,301 million) respectively representing the original cost of these shares of £143 million (R1,380 million) (2003: £136 million (R1,301 million)) less cumulative foreign exchange losses of £16 million (R Nil) (2003: £27 million (R Nil)).*

Consolidated Balance Sheet
at 31 December 2004

	Notes	£m At 31 Dec 2004	£m At 31 Dec 2003 (Restated)*	Rm At 31 Dec 2004	Rm At 31 Dec 2003 (Restated)*
Intangible assets					
Goodwill	6	**1,152**	1,264	**12,497**	15,088
Insurance and other assets					
Investments					
Land and buildings		**773**	677	**8,386**	8,081
Other financial investments		**25,840**	22,756	**280,317**	271,631
		26,613	23,433	**288,703**	279,712
Assets held to cover linked liabilities		**7,977**	5,860	**86,536**	69,949
	3(g)	**34,590**	29,293	**375,239**	349,661
Reinsurers' share of technical provisions					
Provision for unearned premiums		**14**	19	**152**	227
Long term business provision		**269**	301	**2,918**	3,593
Claims outstanding		**70**	54	**759**	645
		353	374	**3,829**	4,465
Debtors					
Debtors arising from direct insurance operations		**173**	225	**1,877**	2,686
Debtors arising from reinsurance operations		**22**	7	**239**	84
Other debtors		**305**	470	**3,309**	5,610
		500	702	**5,425**	8,380
Other assets					
Tangible fixed assets		**74**	81	**803**	966
Cash at bank and in hand		**504**	695	**5,467**	8,296
Present value of acquired in-force business		**164**	194	**1,780**	2,315
Other assets		**425**	332	**4,610**	3,963
		1,167	1,302	**12,660**	15,540
Prepayments and accrued income					
Accrued interest and rent		**210**	184	**2,278**	2,196
Deferred acquisition costs		**665**	427	**7,214**	5,097
Other prepayments and accrued income		**123**	127	**1,334**	1,516
		998	738	**10,826**	8,809
Total insurance and other assets		**37,608**	32,409	**407,979**	386,855
Banking assets					
Cash and balances at central banks		**926**	1,025	**10,055**	12,235
Treasury bills and other eligible bills		**1,485**	888	**16,110**	10,600
Loans and advances to banks		**2,522**	2,092	**27,358**	24,972
Loans and advances to customers		**17,174**	15,136	**186,316**	180,674
Debt securities		**1,934**	1,420	**20,976**	16,952
Equity shares and other variable yield securities		**259**	317	**2,811**	3,784
Interest in associated undertakings		**91**	144	**987**	1,719
Tangible fixed assets		**223**	221	**2,423**	2,638
Land and buildings		**160**	141	**1,738**	1,683
Prepayments and accrued income and other assets		**2,726**	2,658	**29,571**	31,728
Total banking assets		**27,500**	24,042	**298,345**	286,985
Total assets		**66,260**	57,715	**718,821**	688,928

Consolidated Balance Sheet
at 31 December 2004

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003 (Restated)*	**At 31 Dec 2004**	At 31 Dec 2003 (Restated)*
Capital and reserves				
Called up share capital	**386**	384	**4,187**	4,584
Share premium account	**600**	587	**6,509**	7,007
Merger reserve	**184**	184	**1,996**	2,196
Profit and loss account	**2,444**	2,000	**26,103**	22,995
	3,614	3,155	**38,795**	36,782
Reserve in respect of own shares held in policyholders' funds	**(369)**	(401)	**(3,593)**	(3,908)
Equity shareholders' funds	**3,245**	2,754	**35,202**	32,874
Minority interests				
Equity	**869**	652	**9,427**	7,783
Non-equity	**658**	658	**7,138**	7,854
	1,527	1,310	**16,565**	15,637
Subordinated liabilities	**-**	15	**-**	179
Insurance and other liabilities				
Technical provisions				
Provision for unearned premiums	**77**	80	**835**	955
Long term business provision	**23,138**	20,660	**251,006**	246,612
Claims outstanding	**680**	417	**7,376**	4,978
	23,895	21,157	**259,217**	252,545
Technical provisions for linked liabilities	**7,977**	5,860	**86,536**	69,949
Provisions for other risks and charges	**639**	551	**6,932**	6,576
Creditors				
Creditors arising from direct insurance operations	**305**	478	**3,308**	5,706
Creditors arising from reinsurance operations	**10**	3	**108**	36
Other creditors including tax and social security	**1,783**	1,806	**19,346**	21,550
Amounts owed to credit institutions	**467**	377	**5,065**	4,501
Convertible loan stock	**332**	357	**3,602**	4,261
	2,897	3,021	**31,429**	36,054
Accruals and deferred income	**181**	135	**1,964**	1,611
Total insurance and other liabilities	**35,589**	30,724	**386,078**	366,735
Banking liabilities				
Deposits by banks	**2,821**	4,381	**30,607**	52,295
Customer accounts	**17,508**	13,976	**189,933**	166,827
Debt securities in issue	**1,563**	468	**16,956**	5,586
Other liabilities	**3,228**	3,200	**35,025**	38,199
Provision for deferred tax	**95**	229	**1,030**	2,732
Subordinated liabilities	**678**	648	**7,358**	7,745
Convertible loan stock	**6**	10	**67**	119
Total banking liabilities	**25,899**	22,912	**280,976**	273,503
Total liabilities	**66,260**	57,715	**718,821**	688,928
Commitments	**1,072**	1,017	**11,629**	12,144
Contingent liabilities	**1,907**	2,422	**20,688**	28,910

* *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts".*

Consolidated Cash Flow Statement
for the year ended 31 December 2004

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003	**Year to 31 Dec 2004**	Year to 31 Dec 2003
Operating activities				
Net cash inflow from insurance and other operating activities	**952**	916	**11,239**	11,312
Net cash outflow from banking operating activities	**(412)**	(679)	**(4,863)**	(8,387)
Net cash inflow from operating activities	**540**	237	**6,376**	2,925
Net cash outflow from returns on investments and servicing of finance	**(113)**	(128)	**(1,334)**	(1,580)
Total tax paid	**(293)**	(174)	**(3,457)**	(2,149)
Net cash (outflow) / inflow from capital expenditure and financial investment	**(2)**	227	**(23)**	2,804
Net cash (outflow) / inflow from acquisitions and disposals	**(31)**	83	**(366)**	1,025
Equity dividends paid	**(181)**	(178)	**(2,132)**	(2,198)
Net cash (outflow) / inflow before financing activities	**(80)**	67	**(936)**	827
Net cash inflow from financing activities	**284**	231	**3,346**	2,851
Net cash inflow of the Group excluding long term business	**204**	298	**2,410**	3,678
Cash flows relating to insurance and other activities were invested as follows:				
(Decrease) / increase in cash holdings	**(157)**	36	**(1,852)**	445
Increase in net portfolio investments	**546**	616	**6,442**	7,605
	389	652	**4,590**	8,050
Cash flows relating to banking activities were invested as follows:				
Decrease in cash and balances at central banks	**(185)**	(354)	**(2,180)**	(4,372)
Net cash inflow of the Group excluding long term business	**204**	298	**2,410**	3,678

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

1 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand		US$	
	2004	2003	**2004**	2003
Profit and loss account (average rate)	**11.7986**	12.3487	**1.8327**	1.6354
Balance sheet (closing rate)	**10.8482**	11.9367	**1.9158**	1.7833

Foreign currency revenue transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical account. Exchange differences on trading activities are included in the profit and loss account.

2 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit after tax attributable to equity shareholders. The directors' view is that adjusted operating earnings per share derived from adjusted operating profit or loss after tax and minority interests provides a better indication of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties. Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds. A table reconciling operating profit on ordinary activities after tax and minority interests to adjusted operating profit after tax and minority interests is set out below.

	Notes	£m		Rm	
		Year to 31 Dec 2004	Year to 31 Dec 2003	**Year to 31 Dec 2004**	Year to 31 Dec 2003
Profit on ordinary activities after tax and minority interests		**484**	273	**5,704**	3,381
Goodwill amortisation and impairment net of minority interests		**83**	128	**971**	1,581
Loss on disposal of investment in Dimension Data Holdings plc net of tax and minority interests		**-**	3	**-**	30
Restructuring and integration costs net of tax and minority interests	3(d)(ii)	**8**	13	**92**	160
Change in credit provisioning methodology net of tax and minority interests	3(d)(iii)	**-**	31	**-**	376
Fines and penalties net of tax		**41**	-	**499**	-
Short term fluctuations in investment returns net of tax and minority interests		**(162)**	(95)	**(1,907)**	(1,170)
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	**94**	(12)	**1,115**	(148)
Non-operating items net of tax and minority interests		**26**	32	**312**	404
Adjusted operating profit after tax and minority interests		**574**	373	**6,786**	4,614

	p		c	
Basic earnings per share after tax and minority interests	**14.1**	8.0	**166.2**	99.1
Impact of exclusion of own shares held in policyholders' funds on weighted average number of shares	**(1.2)**	(0.7)	**(14.0)**	(8.4)
	12.9	7.3	**152.2**	90.7
Goodwill amortisation and impairment net of minority interests	**2.2**	3.4	**26.0**	42.4
Loss on disposal of investment in Dimension Data Holdings plc net of tax and minority interests	**-**	0.1	**-**	0.8
Restructuring and integration costs net of tax and minority interests	**0.2**	0.3	**2.5**	4.3
Change in credit provisioning methodology net of tax and minority interests	**-**	0.8	**-**	10.1
Fees and penalties net of tax	**1.1**	-	**13.3**	-
Short term fluctuations in investment returns net of tax and minority interests	**(4.3)**	(2.5)	**(50.9)**	(31.3)
Investment return adjustment for own shares held in policyholders' funds	**2.5**	(0.3)	**29.7**	(4.0)
Non-operating items net of tax	**0.7**	0.9	**8.3**	10.8
Adjusted operating earnings per share after tax and minority interests	**15.3**	10.0	**181.1**	123.8

2 EARNINGS AND EARNINGS PER SHARE *CONTINUED*

Basic earnings per share is calculated by reference to the profit on ordinary activities after tax and minority interests of £484 million (R5,704 million) for the year ended 31 December 2004 (2003: £273 million (R3,381 million)) and a weighted average number of shares in issue of 3,432 million (2003: 3,411 million). The weighted average number of shares is calculated as follows:

	millions	
	At 31 Dec 2004	At 31 Dec 2003
Total weighted average number of shares in issue	**3,844**	3,824
Shares held in ESOP Trusts	**(96)**	(97)
Adjusted weighted average number of shares	**3,748**	3,727
Shares held in policyholders' funds	**(316)**	(316)
Weighted average number of shares	**3,432**	3,411

In accordance with UITF Abstract 37 "Purchases and Sales of Own Shares", shares in the Company held in policyholders' funds are not included in the weighted average number of shares used in basic earnings per share calculations. No adjustment is required in respect of UITF Abstract 38 "Accounting for ESOP Trusts" as the shares in the Company held in ESOP Trusts have already been excluded from the calculation as, in the majority of cases, the ESOP Trusts have waived their rights to dividends on these shares.

3 SEGMENTAL ANALYSIS

3(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
Year to 31 December 2004									
Life assurance	3(b)(iii)								
Adjusted operating profit		480	96	18	594	5,671	1,126	206	7,003
Inter-segment (revenue) / expenses		(3)	12	2	11	(32)	137	25	130
Adjusted operating profit net of inter-segment transaction		477	108	20	605	5,639	1,263	231	7,133
Asset management	3(c)(i)								
Adjusted operating profit		53	89	10	152	639	1,050	117	1,806
Inter-segment (revenue) / expenses		(10)	(11)	4	(17)	(120)	(130)	47	(203)
Adjusted operating profit net of inter-segment transaction		43	78	14	135	519	920	164	1,603
Banking	3(d)(i)								
Adjusted operating profit		177	-	14	191	2,099	-	158	2,257
Inter-segment (revenue) / expenses		6	-	-	6	73	-	-	73
Adjusted operating profit net of inter-segmental transaction		183	-	14	197	2,172	-	158	2,330
General insurance business	3(e)	89	-	-	89	1,057	-	-	1,057
Other shareholders' income / (expenses)	3(f)	-	-	(33)	(33)	-	-	(390)	(390)
Debt service costs		(3)	-	(34)	(37)	(35)	-	(402)	(437)
Adjusted operating profit / (loss), net of inter-segment transactions		789	186	(19)	956	9,352	2,183	(239)	11,296
Goodwill amortisation and impairment	6	(57)	(50)	(3)	(110)	(672)	(583)	(35)	(1,290)
Restructuring and integration costs	3(d)(ii)	(21)	-	-	(21)	(246)	-	-	(246)
Fines and penalties		-	(49)	-	(49)	-	(596)	-	(596)
Short term fluctuations in investment return		134	85	7	226	1,582	1,003	77	2,662
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	(94)	-	-	(94)	(1,115)	-	-	(1,115)
Operating profit / (loss) on ordinary activities before tax		751	172	(15)	908	8,901	2,007	(197)	10,711
Analysed as:									
Life assurance		479	189	27	695	5,657	2,219	308	8,184
Asset management		43	(17)	11	37	519	(212)	129	436
Banking		107	-	14	121	1,278	-	158	1,436
General insurance business		125	-	-	125	1,482	-	-	1,482
Other shareholders' income / (expenses)		-	-	(33)	(33)	-	-	(390)	(390)
Debt service costs		(3)	-	(34)	(37)	(35)	-	(402)	(437)
Operating profit / (loss) on ordinary activities before tax		751	172	(15)	908	8,901	2,007	(197)	10,711

3 SEGMENTAL ANALYSIS *CONTINUED*

3(a) Summary of operating profit on ordinary activities before tax *continued*	Notes	£m				Rm			
		South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003 (Restated)									
Life assurance	3(b)(iii)								
Adjusted operating profit		438	85	20	543	5,408	1,050	248	6,706
Inter-segment (revenue) / expenses		(7)	11	4	8	(86)	135	49	98
Adjusted operating profit net of inter-segment transactions		431	96	24	551	5,322	1,185	297	6,804
Asset management	3(c)(i)								
Adjusted operating profit		55	81	(8)	128	678	1,000	(95)	1,583
Inter-segment (revenue) / expenses		(2)	(10)	4	(8)	(22)	(123)	47	(98)
Adjusted operating profit net of inter-segment transactions		53	71	(4)	120	656	877	(48)	1,485
Banking	3(d)(i)								
Adjusted operating profit		(10)	-	4	(6)	(118)	-	48	(70)
Inter-segment (revenue) / expenses		-	-	-	-	-	-	-	-
Adjusted operating profit net of inter-segment transactions		(10)	-	4	(6)	(118)	-	48	(70)
General insurance business	3(e)	73	-	-	73	909	-	-	909
Other shareholders' income / (expenses)	3(f)	-	-	(40)	(40)	-	-	(494)	(494)
Debt service costs		(4)	-	(44)	(48)	(49)	-	(544)	(593)
Adjusted operating profit, net of inter-segment transactions		543	167	(60)	650	6,720	2,062	(741)	8,041
Goodwill amortisation	6	(140)	(57)	(9)	(206)	(1,730)	(703)	(111)	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc		(5)	-	-	(5)	(60)	-	-	(60)
Restructuring and integration costs	3(d)(ii)	(32)	-	-	(32)	(394)	-	-	(394)
Change in credit provisioning methodology	3(d)(iii)	(87)	-	-	(87)	(1,074)	-	-	(1,074)
Short term fluctuations in investment return		(37)	196	(16)	143	(456)	2,420	(197)	1,767
Investment return adjustment for own shares held in policyholders' funds	3(b)(iv)	12	-	-	12	148	-	-	148
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884
Analysed as:									
Life assurance		402	288	12	702	4,964	3,556	149	8,669
Asset management		53	18	(13)	58	656	223	(159)	720
Banking		(272)	-	4	(268)	(3,350)	-	48	(3,302)
General insurance business		75	-	-	75	933	-	-	933
Other shareholders' income / (expenses)		-	-	(44)	(44)	-	-	(543)	(543)
Debt service costs		(4)	-	(44)	(48)	(49)	-	(544)	(593)
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884

The segmental analysis has been prepared on a gross of inter-segment transactions basis. 2003 comparatives have been restated to be consistent with the current year segmental presentation.

3 SEGMENTAL ANALYSIS *CONTINUED*

3(b) Life assurance	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(i) Gross premiums written								
Year to 31 December 2004								
Individual business								
Single	633	2,169	135	2,937	7,467	25,594	1,597	34,658
Recurring	940	205	46	1,191	11,088	2,415	544	14,047
	1,573	2,374	181	4,128	18,555	28,009	2,141	48,705
Group business								
Single	434	-	18	452	5,116	-	213	5,329
Recurring	299	-	22	321	3,532	-	252	3,784
	733	-	40	773	8,648	-	465	9,113
Total gross premiums	2,306	2,374	221	4,901	27,203	28,009	2,606	57,818
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	833	186	51	1,070	10,286	2,297	630	13,213
	1,396	2,001	138	3,535	17,238	24,710	1,704	43,652
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	294	-	13	307	3,631	-	161	3,792
	1,009	-	33	1,042	12,460	-	408	12,868
Total gross premiums	2,405	2,001	171	4,577	29,698	24,710	2,112	56,520

3 SEGMENTAL ANALYSIS *CONTINUED*

3(b) Life assurance	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(ii) Gross new business premiums written								
Year to 31 December 2004								
Individual business								
Single	633	2,169	135	2,937	7,467	25,594	1,597	34,658
Recurring	157	58	8	223	1,858	679	97	2,634
	790	2,227	143	3,160	9,325	26,273	1,694	37,292
Group business								
Single	434	-	18	452	5,116	-	213	5,329
Recurring	15	-	2	17	182	-	21	203
	449	-	20	469	5,298	-	234	5,532
Total gross new business premiums written	1,239	2,227	163	3,629	14,623	26,273	1,928	42,824
Annual premium equivalent	279	275	25	579	3,298	3,238	299	6,835
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	158	76	7	241	1,951	939	86	2,976
	721	1,891	94	2,706	8,903	23,352	1,160	33,415
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	18	-	3	21	222	-	37	259
	733	-	23	756	9,051	-	284	9,335
Total gross new business premiums written	1,454	1,891	117	3,462	17,954	23,352	1,444	42,750
Annual premium equivalent	304	258	21	583	3,751	3,180	255	7,186

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

3 SEGMENTAL ANALYSIS *CONTINUED*

3(b) Life assurance *continued*	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(iii) Life assurance adjusted operating profit								
Year to 31 December 2004								
Individual business	**224**	**96**	**11**	**331**	**2,643**	**1,126**	**123**	**3,892**
Group business	**89**	**-**	**2**	**91**	**1,054**	**-**	**32**	**1,086**
Life assurance technical result	**313**	**96**	**13**	**422**	**3,697**	**1,126**	**155**	**4,978**
Long term investment return	**167**	**-**	**5**	**172**	**1,974**	**-**	**51**	**2,025**
Total segmental result	**480**	**96**	**18**	**594**	**5,671**	**1,126**	**206**	**7,003**
Inter-segment (revenue) / expenses	**(3)**	**12**	**2**	**11**	**(32)**	**137**	**25**	**130**
Adjusted operating profit, net of inter-segment transactions	**477**	**108**	**20**	**605**	**5,639**	**1,263**	**231**	**7,133**
Year to 31 December 2003								
Individual business	190	85	13	288	2,346	1,050	161	3,557
Group business	70	-	2	72	864	-	25	889
Life assurance technical result	260	85	15	360	3,210	1,050	186	4,446
Long term investment return	178	-	5	183	2,198	-	62	2,260
Adjusted operating profit	438	85	20	543	5,408	1,050	248	6,706
Inter-segment (revenue) / expenses	(7)	11	4	8	(86)	135	49	98
Adjusted operating profit, net of inter-segment transactions	431	96	24	551	5,322	1,185	297	6,804

Inter-segment revenue / expenses represents investment management fees paid to the Group's asset management companies and administration fees paid to / received from Group life assurance companies.

	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
(iv) Investment return adjustment for own shares held in policyholders' funds				
Dividend income	**16**	14	**190**	173
Realised gains on investment in own shares	**2**	-	**28**	-
Unrealised gains / (losses) on investment in own shares	**76**	(26)	**897**	(321)
Net investment gain / (loss) on own shares	**94**	(12)	**1,115**	(148)

(v) Other technical income

Other technical income of £84 million (R991 million) (2003: £94 million (R1,161 million)) principally consists of fees earned in respect of South African policyholders' funds and fees earned for healthcare administration.

3 SEGMENTAL ANALYSIS *CONTINUED*

3(c)(i) Asset management	Notes	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2004							
South Africa							
Fund management							
Old Mutual Asset Managers		42	(24)	18	497	(282)	215
Old Mutual Unit Trusts		23	(19)	4	273	(220)	53
Other		52	(42)	10	619	(495)	124
		117	(85)	32	1,389	(997)	392
Other financial services		16	(3)	13	192	(40)	152
Nedcor Unit Trusts and Portfolio Management		32	(24)	8	378	(283)	95
		165	(112)	53	1,959	(1,320)	639
US asset management	3(c)(ii)	367	(278)	89	4,330	(3,280)	1,050
UK and Rest of World							
Fund management		48	(31)	17	566	(366)	200
Selestia investment platform		7	(12)	(5)	83	(142)	(59)
Other financial services		18	(26)	(8)	212	(307)	(95)
Nedcor Unit Trusts and Portfolio Management		34	(28)	6	401	(330)	71
		107	(97)	10	1,262	(1,145)	117
Adjusted operating profit		639	(487)	152	7,551	(5,745)	1,806
Inter-segment (revenue) / expenses							
South Africa		(19)	9	(10)	(224)	104	(120)
US asset management		(11)	-	(11)	(130)	-	(130)
United Kingdom and Rest of World		2	2	4	20	27	47
		(28)	11	(17)	(334)	131	(203)
Adjusted operating profit, net of inter segment transactions							
South Africa		146	(103)	43	1,735	(1,216)	519
US asset management		356	(278)	78	4,200	(3,280)	920
United Kingdom and Rest of World		109	(95)	14	1,282	(1,118)	164
		611	(476)	135	7,217	(5,614)	1,603

3 SEGMENTAL ANALYSIS *CONTINUED*

3(c)(i) Asset management *continued*	Notes	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
Year to 31 December 2003							
South Africa							
Old Mutual Asset Managers		37	(20)	17	458	(247)	211
Old Mutual Unit Trusts		21	(15)	6	259	(185)	74
Other		16	(12)	4	200	(148)	52
		74	(47)	27	917	(580)	337
Other financial services		42	(24)	18	519	(302)	217
Nedcor Unit Trusts and Portfolio Management		36	(26)	10	445	(321)	124
		152	(97)	55	1,881	(1,203)	678
US asset management	3(c)(ii)	347	(266)	81	4,285	(3,285)	1,000
UK and Rest of World							
Fund management		43	(37)	6	531	(454)	77
Private client – Gerrard		91	(83)	8	1,124	(1,025)	99
Selestia investment platform		3	(12)	(9)	37	(148)	(111)
Other financial services		10	(24)	(14)	123	(296)	(173)
Nedcor Unit Trusts and Portfolio Management		42	(41)	1	519	(506)	13
		189	(197)	(8)	2,334	(2,429)	(95)
		688	(560)	128	8,500	(6,917)	1,583
Inter-segment (revenue) / expenses							
South Africa		(4)	2	(2)	(52)	30	(22)
US asset management		(10)	-	(10)	(123)	-	(123)
UK & Rest of World		-	4	4	-	47	47
		(14)	6	(8)	(175)	77	(98)
Adjusted operating profit, net of inter-segment transactions							
South Africa		148	(95)	53	1,829	(1,173)	656
US asset management		337	(266)	71	4,162	(3,285)	877
UK & Rest of World		189	(193)	(4)	2,334	(2,382)	(48)
		674	(554)	120	8,325	(6,840)	1,485

Adjusted operating profit includes £6 million (R73 million) in relation to interest received on short-term funding provided to the Group's banking subsidiary. The remainder of the inter-segment revenue / expenses elimination represent investment management fees paid to / received from the Group's life assurance companies and other asset management companies.

3 SEGMENTAL ANALYSIS *CONTINUED*

3(c)(ii) US asset management	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
Revenue				
Investment management fees	**311**	304	**3,669**	3,754
Transaction, performance and other fees	**56**	43	**661**	531
	367	347	**4,330**	4,285
Expenses				
Remuneration expenses	**121**	117	**1,428**	1,445
Other expenses	**157**	149	**1,852**	1,840
	278	266	**3,280**	3,285
Adjusted operating profit	**89**	81	**1,050**	1,000

3 SEGMENTAL ANALYSIS *CONTINUED*

3(d) Banking	Notes	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
(i) Banking adjusted operating profit							
Year to 31 December 2004							
Interest receivable		1,917	112	2,029	22,619	1,325	23,944
Interest payable		(1,320)	(71)	(1,391)	(15,576)	(839)	(16,415)
Net interest income		597	41	638	7,043	486	7,529
Dividend income		12	-	12	143	-	143
Fees and commissions receivable		504	(48)	456	5,940	(561)	5,379
Fees and commissions payable		(59)	(2)	(61)	(694)	(21)	(715)
Net other operating income		176	59	235	2,082	691	2,773
Total operating income		1,230	50	1,280	14,514	595	15,109
Specific and general provisions charge		(116)	(4)	(120)	(1,370)	(45)	(1,415)
Net income		1,114	46	1,160	13,144	550	13,694
Operating expenses		(942)	(38)	(980)	(11,108)	(454)	(11,562)
		172	8	180	2,036	96	2,132
Share of associated undertakings' profit		5	6	11	63	62	125
Adjusted operating profit		177	14	191	2,099	158	2,257
Inter-segment (revenue) / expenses		6	-	6	73	-	73
Adjusted operating profit, net of inter-segment transactions		183	14	197	2,172	158	2,330

Operating expenses include translation losses of £32 million (R372 million) (2003: £110 million (R1,356 million)). Adjusted operating profit includes £6 million (R73 million) in relation to inter-company interest payable for short term funding now repaid.

	Notes	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
Year to 31 December 2003							
Interest receivable		2,156	114	2,270	26,619	1,411	28,030
Interest payable		(1,643)	(80)	(1,723)	(20,295)	(981)	(21,276)
Net interest income		513	34	547	6,324	430	6,754
Dividend income		12	-	12	150	2	152
Fees and commissions receivable		396	19	415	4,891	229	5,120
Fees and commissions payable		(36)	(2)	(38)	(445)	(28)	(473)
Net other operating income		157	14	171	1,946	172	2,118
Total operating income		1,042	65	1,107	12,866	805	13,671
Specific and general provisions charge		(232)	(2)	(234)	(2,868)	(18)	(2,886)
Net income		810	63	873	9,998	787	10,785
Operating expenses		(824)	(65)	(889)	(10,169)	(807)	(10,976)
		(14)	(2)	(16)	(171)	(20)	(191)
Share of associated undertakings' profit		4	6	10	53	68	121
Adjusted operating (loss) / profit		(10)	4	(6)	(118)	48	(70)

3 SEGMENTAL ANALYSIS *CONTINUED*

3(d) Banking *continued*	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
(ii) Restructuring and integration costs				
Costs before tax and minority interests	**21**	32	**246**	394
Tax	**(6)**	(6)	**(71)**	(74)
Costs after tax and before minority interests	**15**	26	**175**	320
Minority interests	**(7)**	(13)	**(83)**	(160)
Costs after tax and minority interests	**8**	13	**92**	160

Restructuring and integration costs incurred in connection with the acquisition of BoE by Nedcor Limited have been excluded from adjusted operating profit.

	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
(iii) Change in credit provisioning methodology				
Charge before tax and minority interests	-	87	-	1,074
Tax	-	(26)	-	(322)
Charge after tax and before minority interests	-	61	-	752
Minority interests	-	(30)	-	(376)
Charge after tax and minority interests	-	31	-	376

During 2003, the Group's banking subsidiary, Nedcor Limited, implemented a revised methodology for the calculation of credit provisions for loans and advances in accordance with changes to local reporting requirements (AC133: "Financial Instruments – Recognition and Measurement"). The revised methodology requiring the discounting of future cash flows on advances is acceptable under UK GAAP reporting and was therefore adopted in preparation of the Group's financial statements, resulting in a one-off increase in opening specific provisions due to the discounting effect.

This adjustment has been taken to the profit and loss account in the Group's financial statements, but excluded from adjusted operating profit.

3 SEGMENTAL ANALYSIS *CONTINUED*

3(e) General insurance result	£m				Rm			
	Gross premium written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Adjusted operating profit	Gross premium written	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Adjusted operating profit
Year to 31 December 2004								
Commercial	**235**	**219**	**(133)**	**29**	**2,777**	**2,583**	**(1,579)**	**329**
Corporate	**45**	**19**	**(10)**	**4**	**528**	**225**	**(118)**	**49**
Personal lines	**249**	**244**	**(173)**	**8**	**2,938**	**2,878**	**(2,039)**	**100**
Risk financing	**95**	**89**	**(53)**	**3**	**1,117**	**1,050**	**(607)**	**49**
	624	**571**	**(369)**	**44**	**7,360**	**6,736**	**(4,343)**	**527**
Long term investment return				**45**				**530**
				89				**1,057**
Year to 31 December 2003								
Commercial	201	185	(123)	17	2,482	2,284	(1,516)	216
Corporate	54	17	(13)	(1)	667	210	(156)	(15)
Personal lines	212	206	(150)	6	2,618	2,543	(1,853)	75
Risk financing	59	52	(36)	4	719	637	(442)	53
	526	460	(322)	26	6,486	5,674	(3,967)	329
Long term investment return				47				580
				73				909

3(f) Other shareholders' income / (expenses)	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003	Year to 31 Dec 2004	Year to 31 Dec 2003
Distribution from unclaimed share trust	**16**	-	**190**	-
Provision for contributions to public benefit and charitable organisations	**(16)**	-	**(190)**	-
Interest receivable	**8**	6	**94**	74
Net corporate expenses	**(41)**	(41)	**(484)**	(506)
Net other income / (expenses)	**-**	(5)	**-**	(62)
Other shareholders' income / (expenses)	**(33)**	(40)	**(390)**	(494)

3 SEGMENTAL ANALYSIS *CONTINUED*

3(g) Funds under management	South Africa	United States	UK & Rest of World	Total (£m)	South Africa	United States	UK & Rest of World	Total (Rm)
At 31 December 2004								
Investments including assets held to cover linked liabilities	21,938	9,857	2,795	34,590	237,987	106,931	30,321	375,239
SA asset mangement								
Fund management								
Old Mutual Asset Managers	8,011	-	-	8,011	86,905	-	-	86,905
Old Mutual Unit Trusts	288	-	-	288	3,124	-	-	3,124
	8,299	-	-	8,299	90,029	-	-	90,029
Other financial services	1,016	-	-	1,016	11,022	-	-	11,022
Nedcor Unit Trusts	1,428	-	-	1,428	15,491	-	-	15,491
Nedcor Portfolio Management	3,113	-	-	3,113	33,770	-	-	33,770
	13,856	-	-	13,856	150,312	-	-	150,312
US asset management	-	80,289	6,561	86,850	-	870,991	71,175	942,166
UK and Rest of World asset management								
Fund management	-	-	2,210	2,210	-	-	23,975	23,975
Selestia investment platform	-	-	531	531	-	-	5,760	5,760
Other financial services	-	-	270	270	-	-	2,929	2,929
Nedcor Unit Trusts	-	-	565	565	-	-	6,129	6,129
Nedcor portfolio management	-	-	1,252	1,252	-	-	13,582	13,582
	-	-	4,828	4,828	-	-	52,375	52,375
Total funds under management	35,794	90,146	14,184	140,124	388,299	977,922	153,871	1,520,092

3 SEGMENTAL ANALYSIS *CONTINUED*

3(g) Funds under management *continued*	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
At 31 December 2003								
Investments including assets held to cover linked liabilities	19,437	8,317	1,539	29,293	232,012	99,278	18,371	349,661
SA asset mangement								
Fund management								
Old Mutual Asset Managers	5,378	-	-	5,378	64,196	-	-	64,196
Old Mutual Unit Trusts	293	-	-	293	3,497	-	-	3,497
	5,671	-	-	5,671	67,693	-	-	67,693
Other financial services	697	-	-	697	8,320	-	-	8,320
Nedcor Unit Trusts	865	-	-	865	10,325	-	-	10,325
Nedcor Portfolio Management	2,771	-	-	2,771	33,077	-	-	33,077
	10,004	-	-	10,004	119,415	-	-	119,415
US asset management	-	72,532	5,895	78,427	-	865,793	70,367	936,160
UK and Rest of World asset management								
Fund management	-	-	2,027	2,027	-	-	24,196	24,196
Selestia investment platform	-	-	213	213	-	-	2,543	2,543
Other financial services	-	-	345	345	-	-	4,118	4,118
Nedcor Unit Trusts	-	-	707	707	-	-	8,439	8,439
Nedcor portfolio management	-	-	4,210	4,210	-	-	50,254	50,254
	-	-	7,502	7,502	-	-	89,550	89,550
Total funds under management	29,441	80,849	14,936	125,226	351,427	965,071	178,288	1,494,786

4 TAX ON PROFIT ON ORDINARY ACTIVITIES

4(a) Analysis of tax charge	£m Year to 31 Dec 2004	£m Year to 31 Dec 2003	Rm Year to 31 Dec 2004	Rm Year to 31 Dec 2003
United Kingdom tax				
UK corporation tax	51	34	602	420
Double tax relief	(47)	(24)	(555)	(296)
	4	10	47	124
Overseas tax				
South Africa	72	33	849	408
United States	-	11	-	136
Rest of World	5	4	59	49
Secondary tax on companies (STC)	10	14	118	173
	87	62	1,026	766
Adjustment in respect of prior periods	1	(8)	12	(99)
Current tax for the year	92	64	1,085	791
Current tax attributable to shareholders' profits on long term business	162	127	1,911	1,568
Total current tax on ordinary activities	254	191	2,996	2,359
Deferred tax – non-technical account	(8)	(8)	(94)	(99)
Deferred tax attributable to shareholders' profits on long term business	40	58	472	716
Reported tax charge	286	241	3,374	2,976
The reported tax charge is analysed as follows:				
Adjusted operating profit	240	224	2,834	2,763
Restructuring and integration costs	(6)	(6)	(71)	(74)
Change in credit provisioning methodology	-	(26)	-	(322)
Short term fluctuations in investment return	60	49	708	609
Fines and penalties	(8)	-	(97)	-
	286	241	3,374	2,976

4(b) Reconciliation of tax charge	£m 2004	£m 2003	Rm 2004	Rm 2003
Tax at UK rate of 30.0% (2003: 30.0%) on profit on ordinary activities before tax	262	133	3,088	1,644
Untaxed and low taxed income (including tax exempt investment return)	(83)	(113)	(979)	(1,395)
Disallowable expenditure	97	179	1,144	2,210
STC	10	14	118	173
Movement in deferred tax	(32)	(50)	(378)	(617)
Other	-	28	3	344
Current tax charge	254	191	2,996	2,359

5 ACQUISITIONS AND DISPOSALS

5(a) Acquisitions

Mutual & Federal Insurance Company Limited

During the period the Group acquired an additional 37.0% of the equity share capital of its general insurance subsidiary, Mutual & Federal Insurance Company Limited, bringing its total holding to 87.6%. Cash consideration of £102 million (R1,343 million) was paid.

The table below shows the fair value of the assets and liabilities acquired.

			£m	Rm
	Book value on acquisition	Fair value adjustments	Provisional fair value to Group	Provisional fair value to Group
Goodwill	10	(10)	-	-
Investments	304	-	304	4,214
Technical assets	73	-	73	1,006
Insurance debtors	28	-	28	394
All other assets	115	-	115	1,589
Minority interests	(3)	-	(3)	(38)
Technical provisions	(266)	-	(266)	(3,692)
Insurance creditors	(12)	-	(12)	(173)
Provisions	(11)	-	(11)	(155)
All other liabilities	(25)	-	(25)	(363)
Total net assets of Mutual & Federal Insurance Company Limited	213	(10)	203	2,782
Additional share acquired by the Group			75	1,029
Cash consideration paid			102	1,343
Goodwill arising on acquisition			27	314

The Group's banking business also made a number of smaller acquisitions giving rise to an additional goodwill amount of £17 million (R205 million).

Fair Value Adjustments

In accordance with Financial Reporting Standard 7 "Fair Values in Acquisition Accounting", the book value of goodwill has been deducted in determining the fair value of the net assets acquired as it not a separately identifiable asset. There were no other fair value adjustments.

5 ACQUISITIONS AND DISPOSALS *CONTINUED*

5(b) Disposals (non-operating items)

The following gains and losses on the disposal of business operations have been disclosed as non-operating.

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003	**Year to 31 Dec 2004**	Year to 31 Dec 2003
United States – asset management affiliates	**(5)**	(15)	**(59)**	(194)
South Africa – banking subsidiaries	**(5)**	-	**(64)**	-
South Africa – banking associates	**(13)**	-	**(153)**	-
United Kingdom – asset management subsidiaries	**(12)**	(17)	**(142)**	(210)
Loss on disposal before tax	**(35)**	(32)	**(418)**	(404)
Tax on non-operating items	**-**	-	**-**	-
Loss on disposal after tax	**(35)**	(32)	**(418)**	(404)
Minority interests – South Africa banking subsidiaries and associates	**9**	-	**106**	-
Loss on disposal after tax and minority interests	**(26)**	(32)	**(312)**	(404)

United States – asset management affiliates

During December, the Group discontinued the operations of Sirach Capital Management Inc. incurring loss of £8 million (R94 million) including goodwill disposed of £6 million (R71 million). In addition, credits totalling £3 million (R35 million) were booked in respect of provisions for contingent payments on prior year disposals no longer required.

South Africa – banking subsidiaries

During the period the Group disposed of various non-core subsidiaries for cash consideration of £29 million (R343 million). The profit on disposal was £5 million (R59 million) after charging goodwill of £14 million (R164 million). No tax was payable and the minority interest attributable was £2 million (R31 million).

South Africa – banking associates

The non-operating charge for the period includes £13 million (R153 million) in respect of Group adjustments associated with our banking associates. The minority interest attributable was £7 million (R75 million).

United Kingdom – asset management subsidiaries

During 2004 additional costs relating to onerous lease provisions were incurred in connection with the sale of Gerrard Management Services Ltd and other disposals made in prior years.

6 GOODWILL

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003	At 31 Dec 2004	At 31 Dec 2003
At beginning of year	**1,264**	1,598	**15,088**	22,075
Additions arising on acquisitions in the period	**44**	-	**519**	-
Adjustments in respect of prior year acquisitions	**(1)**	81	**(12)**	1,000
Disposals	**(20)**	(159)	**(206)**	(1,898)
Amortisation and impairment for the year	**(105)**	(194)	**(1,238)**	(2,396)
Foreign exchange and other movements	**(30)**	(62)	**(1,654)**	(3,693)
At end of year	**1,152**	1,264	**12,497**	15,088
Represented by:				
Cost less impairments	**1,432**	1,508	**15,534**	18,001
Accumulated amortisation	**(280)**	(244)	**(3,037)**	(2,913)
	1,152	1,264	**12,497**	15,088
Analysed between:				
Life assurance	**60**	75	**651**	895
Asset management	**745**	863	**8,082**	10,301
General insurance	**41**	12	**445**	143
Banking	**306**	314	**3,319**	3,749
	1,152	1,264	**12,497**	15,088

Adjustments in respect of prior year acquisitions reflect the latest estimate of the deferred consideration payable for the purchase of certain US affiliates under various agreements which expire in 2007. As such the ultimate cost of purchase will remain uncertain, dependent on future events, and hence subject to adjustment until this date.

Amortisation and impairment for the year

The total goodwill amortisation and impairment charge for the year of £110 million (R1,290 million) (2003: £206 million (R2,544 million)) comprises £55 million (R648 million) (2003: £146 million (R1,803 million)) attributable to banking businesses and £55 million (R642 million) (2003: £60 million (R741 million)) attributable to insurance and other businesses. Of this total charge, £105 million (R1,238 million) (2003: £194 million (R2,396 million)) is disclosed above and £5 million (R52 million) (2003: £12 million (R148 million)) is disclosed within investments in associated undertakings. The charge for the period includes an impairment charge of £27 million (R319 million) in respect of Group adjustments associated with our banking subsidiaries.

Achieved Profits Basis Supplementary Information
for the year ended 31 December 2004

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)***	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)***
South Africa				
Life assurance	**623**	475	**7,350**	5,872
Asset management	**53**	55	**639**	678
Banking	**177**	(10)	**2,099**	(118)
General insurance	**89**	73	**1,057**	909
	942	593	**11,145**	7,341
United States				
Life assurance	**104**	127	**1,227**	1,569
Asset management	**89**	81	**1,050**	1,000
	193	208	**2,277**	2,569
United Kingdom and Rest of World				
Life assurance	**22**	(2)	**259**	(24)
Asset management	**10**	(8)	**117**	(95)
Banking	**14**	4	**158**	48
	46	(6)	**534**	(71)
	1,181	795	**13,956**	9,839
Other shareholders' income / (expenses)	**(33)**	(40)	**(390)**	(494)
Debt service costs	**(37)**	(48)	**(437)**	(593)
Adjusted operating profit*	**1,111**	707	**13,129**	8,752
Goodwill amortisation and impairment	**(110)**	(206)	**(1,290)**	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc	**-**	(5)	**-**	(60)
Restructuring and integration costs	**(21)**	(32)	**(248)**	(394)
Change in credit provisioning methodology	**-**	(87)	**-**	(1,074)
Fines and penalties	**(49)**	-	**(596)**	-
Short term fluctuations in investment return (including economic assumption changes)				
Life assurance	**256**	71	**3,020**	872
Other	**38**	-	**449**	-
Investment return adjustment for own shares held in policyholders' funds	**(94)**	12	**(1,115)**	148
Other life assurance changes**	**(119)**	(86)	**(1,404)**	(1,065)
Operating profit on ordinary activities before tax	**1,012**	374	**11,945**	4,635
Non-operating items	**(35)**	(32)	**(418)**	(404)
Profit on ordinary activities before tax	**977**	342	**11,527**	4,231
Tax on profit on ordinary activities	**(327)**	(211)	**(3,859)**	(2,605)
Profit on ordinary activities after tax	**650**	131	**7,668**	1,626
Minority interests – equity	**(44)**	115	**(518)**	1,420
– non-equity	**(59)**	(46)	**(696)**	(568)
Profit for the financial year	**547**	200	**6,454**	2,478
Dividends paid and proposed	**(182)**	(166)	**(2,001)**	(2,006)
Retained profit for the financial year	**365**	34	**4,453**	472

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS *CONTINUED*

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)***	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)***
The adjusted operating profit on an after-tax and minority interests basis is determined as follows:				
Adjusted operating profit*	**1,111**	707	**13,129**	8,752
Tax on adjusted operating profit	**(254)**	(250)	**(2,999)**	(3,087)
	857	457	**10,130**	5,665
Minority interests – equity	**(83)**	(9)	**(979)**	(111)
– non-equity	**(59)**	(46)	**(696)**	(568)
Adjusted operating profit after tax and minority interests	**715**	402	**8,455**	4,986

Earnings per share – achieved profits basis		p		c
Adjusted operating earnings per share*	**19.1**	10.8	**225.6**	133.8
Basic earnings per share	**15.9**	5.9	**188.1**	72.6
Adjusted weighted average number of shares – millions	**3,748**	3,727	**3,748**	3,727
Weighted average number of shares – millions	**3,432**	3,411	**3,432**	3,411

* *For life assurance and general insurance businesses, the adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change of credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties.*

Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds. The segmental analysis within the achieved profits consolidated profit and loss account has been prepared on a gross of inter-segment transactions basis.

** *Refer to segmental analysis of results in section 7.*

*** *2003 comparatives have been restated to be consistent with the current year segmental presentation.*

2 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)*	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)*
Profit for the financial year	**547**	200	**6,454**	2,478
Foreign exchange movements	**250**	307	**(1,583)**	(2,186)
Total recognised gains for the year	**797**	507	**4,871**	292

3 RECONCILIATION OF MOVEMENTS IN CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	Year to 31 Dec 2004	Year to 31 Dec 2003 (Restated)*	**Year to 31 Dec 2004**	Year to 31 Dec 2003 (Restated)*
Total recognised gains for the year	**797**	507	**4,871**	292
Dividends paid and proposed	**(182)**	(166)	**(2,001)**	(2,006)
	615	341	**2,870**	(1,714)
Issue of new capital	**-**	37	**-**	457
Shares issued under share incentive schemes	**15**	4	**177**	49
Net sale of shares held in ESOP Trusts and Policyholders' funds	**33**	6	**389**	76
Net increase / (decrease) in achieved profits equity shareholders' funds	**663**	388	**3,436**	(1,132)
Achieved profits equity shareholders' funds at the beginning of the year	**3,452**	3,064	**41,202**	42,334
Achieved profits equity shareholders' funds at the end of the year	**4,115**	3,452	**44,638**	41,202

* *Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts" (UITF38). The effect of this restatement is that consolidated achieved profits equity shareholders' funds of £3,561 million (R42,503 million) before prior year adjustments have been decreased by £109 million (R1,301 million).*

4 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003 (Restated)	**At 31 Dec 2004**	At 31 Dec 2003 (Restated)
Assets				
Goodwill	**1,152**	1,264	**12,497**	15,088
Insurance and other assets	**37,608**	32,409	**407,979**	386,855
Banking assets	**27,500**	24,042	**298,345**	286,985
Total long term in-force business asset	**872**	700	**9,460**	8,353
Total assets	**67,132**	58,415	**728,281**	697,281
Liabilities				
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Minority interests	**1,529**	1,312	**16,589**	15,662
Subordinated liabilities	**-**	15	**-**	179
Insurance and other liabilities	**35,589**	30,724	**386,078**	366,735
Banking liabilities	**25,899**	22,912	**280,976**	273,503
Total liabilities	**67,132**	58,415	**728,281**	697,281
Reconciliation of total long term in-force business asset				
Value of in-force business	**1,592**	1,276	**17,271**	15,227
OMUSL statutory solvency adjustment	**(716)**	(566)	**(7,767)**	(6,756)
OMI life subsidiaries statutory solvency adjustment	**(19)**	(17)	**(206)**	(203)
Adjustment for discounting CGT	**15**	7	**162**	85
Total long term in-force business asset	**872**	700	**9,460**	8,353

5 BASIS OF PREPARATION

These supplementary statements have been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the Achieved Profits Method) issued in December 2001 by the Association of British Insurers.

The objective of the Achieved Profits Method is to recognise profit as it is earned arising from contracts of long term assurance business. The methodology is based on an attribution of the assets of a life assurance company between those backing long term assurance contracts (backing assets) and the residual assets representing unencumbered capital.

The backing assets cover:

(i) the long term liabilities calculated in accordance with local supervisory requirements; and

(ii) the solvency capital requirements in each country (or equivalent where there is no local requirement).

Under the Achieved Profits Method the profits of the long term assurance business comprise:

(i) the cash transfers to the residual assets from the backing assets as determined following the statutory valuation;

(ii) the movement over the accounting period in the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets; and

(iii) the return on the residual assets.

Shareholder profit arises fundamentally from:

(i) the difference between (a) the amounts charged to policyholders for guarantees, expenses and insurance and (b) the actual experience of these items; and

(ii) the investment return earned on capital.

In addition for the United States business, the guarantees for interest credited to policyholders' funds are reset periodically. The assumed future credited interest rates are consistent with investment earnings made and in line with recent Company policy.

The treatment within these supplementary financial statements of all business other than life assurance business is unchanged from the primary financial statements.

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003 (Restated)	**At 31 Dec 2004**	At 31 Dec 2003 (Restated)
Shareholders' adjusted net worth	**2,525**	2,178	**27,391**	26,000
Equity shareholders' funds	**3,245**	2,754	**35,202**	32,874
Adjustment to include OMUSL on a statutory solvency basis	**(716)**	(566)	**(7,767)**	(6,756)
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(19)**	(17)	**(206)**	(203)
Adjustment for discounting CGT	**15**	7	**162**	85
Value of in-force business	**1,592**	1,276	**17,271**	15,227
Value of in-force business before cost of solvency capital	**1,871**	1,450	**20,297**	17,304
Cost of solvency capital	**(279)**	(174)	**(3,026)**	(2,077)
Minority interest in value of in-force	**(2)**	(2)	**(24)**	(25)
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Pro-forma adjustment to bring Group investments to market value				
Achieved profits equity shareholders' funds	**4,115**	3,452	**44,638**	41,202
Adjustment to bring listed subsidiaries to market value	**876**	288	**9,502**	3,444
Adjustment for market value of own shares held in policyholders' funds	**368**	275	**3,994**	3,283
Adjusted embedded value	**5,359**	4,015	**58,134**	47,929

	p		c	
Adjusted embedded value per share	**139.1**	104.6	**1,508**	1,249
Number of shares in issue at the end of the period including own shares held in policyholders' funds – millions	**3,854**	3,837	**3,854**	3,837

The shareholders' adjusted net worth includes goodwill relating to OMUSL of £56 million (R608 million) (December 2003: £63 million (R752 million)).

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003	**At 31 Dec 2004**	At 31 Dec 2003
South Africa	**1,005**	824	**10,903**	9,832
Individual business	**698**	507	**7,577**	6,053
Group business	**307**	317	**3,326**	3,779
United States	**512**	393	**5,554**	4,691
United Kingdom and Rest of World	**75**	59	**814**	704
Value of in-force business	**1,592**	1,276	**17,271**	15,227

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS *CONTINUED*

The encumbered and unencumbered capital for South Africa and United States is shown in the table below.

	£m		Rm	
	At 31 Dec 2004	At 31 Dec 2003	**At 31 Dec 2004**	At 31 Dec 2003
South Africa	**1,692**	1,551	**18,350**	18,513
Encumbered capital	**1,016**	1,021	**11,020**	12,186
Unencumbered capital	**676**	530	**7,330**	6,327
United States	**456**	391	**4,948**	4,666
Encumbered capital	**160**	153	**1,736**	1,822
Unencumbered capital	**296**	238	**3,212**	2,844

For South Africa the average unencumbered capital applicable was £306 million (R3,606 million) (December 2003: £196 million (R2,419 million)). These average figures were used to determine the expected return on unencumbered capital.

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK & Rest of World	**Total**	South Africa	United States	UK & Rest of World	**Total**
Year to 31 December 2004								
New business contribution	98	88	4	190	1,156	1,038	47	2,241
Profits from existing business								
Expected return on in-force business	193	45	6	244	2,277	531	71	2,879
Expected return on encumbered capital	114	9	5	128	1,345	106	59	1,510
Experience variances	74	(24)	(2)	48	873	(283)	(24)	566
Operating assumption changes	106	(28)	9	87	1,251	(330)	106	1,027
Expected return on unencumbered capital	38	14	-	52	448	165	-	613
Life assurance adjusted operating profit before tax	623	104	22	749	7,350	1,227	259	8,836
Investment return variances								
On value of in-force	43	26	4	73	507	307	47	861
On capital	111	(9)	7	109	1,310	(106)	82	1,286
Effect of economic assumption changes	71	-	3	74	838	-	35	873
Effect of changes in and cost of solvency capital	(117)	-	(2)	(119)	(1,380)	-	(24)	(1,404)
Life assurance achieved profits before tax	731	121	34	886	8,625	1,428	399	10,452
Attributed tax	(206)	(36)	-	(242)	(2,431)	(425)	-	(2,856)
Life assurance achieved profits after tax	525	85	34	644	6,194	1,003	399	7,596
Year to 31 December 2003 (Restated)								
New business contribution	108	57	2	167	1,334	704	25	2,063
Profits from existing business								
Expected return on in-force business	188	39	6	233	2,322	482	74	2,878
Expected return on encumbered capital	147	11	5	163	1,818	136	62	2,016
Experience variances	29	(9)	(9)	11	358	(111)	(111)	136
Operating assumption changes	(23)	15	(6)	(14)	(284)	185	(74)	(173)
Expected return on unencumbered capital	26	14	-	40	324	173	-	497
Life assurance adjusted operating profit before tax	475	127	(2)	600	5,872	1,569	(24)	7,417
Investment return variances								
On value of in-force	27	20	3	50	333	247	37	617
On capital	(36)	(1)	(12)	(49)	(450)	(12)	(148)	(610)
Effect of economic assumption changes	79	(11)	2	70	976	(136)	25	865
Effect of changes in and cost of solvency capital	(59)	-	-	(59)	(729)	-	-	(729)
Effect of FSV economic assumption changes	(32)	-	-	(32)	(395)	-	-	(395)
Effect of BoE Life	5	-	-	5	59	-	-	59
Life assurance achieved profits before tax	459	135	(9)	585	5,666	1,668	(110)	7,224
Attributed tax	(127)	(34)	-	(161)	(1,568)	(420)	-	(1,988)
Life assurance achieved profits after tax	332	101	(9)	424	4,098	1,248	(110)	5,236

7 SEGMENTAL ANALYSIS OF RESULTS *CONTINUED*

Expected return on the unencumbered capital for South Africa and the United States is 12.5% p.a. (December 2003: 13.4%) and 6.0% p.a. (December 2003: 7.0%) respectively. For South Africa the expected return is applied to the average unencumbered capital given in section 6.

The South African operating assumption changes of £106 million (R1,251 million) for 2004 include: (a) £60 million (R708 million) before tax increase in the value of in-force business in respect of an increase in discretionary mortality margins in the Financial Soundness Valuation (FSV), which arose as a result of a reduction in Individual Business mortality assumptions, reflecting positive experience variances, (b) £62 million (R732 million) before tax increase in the value of in-force business in respect of sources of profit that have not previously been valued, and (c) other changes to valuation methodology and assumptions.

The segmental results of the United States include the operating profit generated by Old Mutual Reinsurance (OMRe) in Ireland, which provides reinsurance to the United States life companies, and OMNIA Life (Bermuda) Ltd. During 2004, all the deferred annuity business reassured with OMRe was recaptured by the United States life companies. The effect of this recapture was to reduce the life assurance achieved profit for 2004 by £31 million (R366 million) before tax which is included within experience variances.

The effect of changes in and cost of solvency capital for South Africa reflects changes in the amount of solvency capital required and in the mix of assets backing the solvency capital.

The effect of FSV economic assumption changes in 2003 reflects the impact of reducing the economic assumptions for the South African actuarial liability valuation by 3% p.a.

The effect of BoE Life in 2003 reflects the recognition of the initial value of the in-force business on acquisition.

The difference between the total tax charge shown in the above segmental analysis and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life businesses.

		£m		Rm
	Year to 31 Dec 2004	Year to 31 Dec 2003	**Year to 31 Dec 2004**	Year to 31 Dec 2003
Tax on life assurance achieved profits				
South Africa – value of in-force	**163**	119	**1,923**	1,469
– capital	**43**	8	**508**	99
United States	**36**	34	**425**	420
United Kingdom & Rest of World	**-**	-	**-**	-
	242	161	**2,856**	1,988
Tax on other businesses	**85**	50	**1,003**	617
Tax on profit of ordinary activities	**327**	211	**3,859**	2,605

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2004 and the year to 31 December 2003. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "Margin" below.

The value of new business is disclosed both on a gross and after tax basis. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2004						
£m						
Recurring premiums	157	15	172	58	10	240
Single premiums	546	203	749	2,157	146	3,052
Annual Premium Equivalent	212	35	247	274	25	546
Value of new business before tax	84	14	98	88	4	190
Value of new business after tax	52	9	61	62	4	127
Margin before tax	39%	41%	40%	32%	16%	35%
Margin after tax	24%	25%	25%	23%	16%	23%
Rm						
Recurring premiums	1,858	182	2,040	679	118	2,837
Single premiums	6,442	2,399	8,841	25,455	1,728	36,024
Annual Premium Equivalent	2,502	422	2,924	3,225	291	6,440
Value of new business before tax	983	173	1,156	1,038	47	2,241
Value of new business after tax	612	107	719	732	47	1,498

8 VALUE OF NEW BUSINESS *CONTINUED*

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003						
£m						
Recurring premiums	157	18	175	67	11	253
Single premiums	475	472	947	1,715	100	2,762
Annual Premium Equivalent	205	65	270	238	21	529
Value of new business before tax	68	40	108	49	2	159
Value of new business after tax	42	25	67	36	2	105
Margin before tax	33%	61%	40%	21%	10%	30%
Margin after tax	21%	38%	25%	15%	10%	20%
Rm						
Recurring premiums	1,933	227	2,160	827	134	3,121
Single premiums	5,867	5,823	11,690	21,178	1,242	34,110
Annual Premium Equivalent	2,520	809	3,329	2,945	258	6,532
Value of new business before tax	840	494	1,334	605	25	1,964
Value of new business after tax	519	309	828	445	25	1,298

The new business shown above for 31 December 2004 for South African Group recurring premium business includes bulk new business into existing schemes, with value of new business of £1 million (R10 million) after tax and APE of £3 million (R33 million).

The new business shown above for the United States for 31 December 2003 excludes the value of OMNIA Life (Bermuda) business that was acquired during 2003, and which is included within the value of new business shown in section 7.

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

8 VALUE OF NEW BUSINESS *CONTINUED*

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year to 31 December 2004, is set out below.

	£m		Rm	
	Recurring premiums	Single premiums	Recurring premiums	Single premiums
Year to 31 December 2004				
New business premiums in the notes to the financial statements	240	3,389	2,837	39,987
Less:				
United States reinsurance ceded externally	-	(12)	-	(139)
Group market-linked business not valued	-	(238)	-	(2,799)
Unit trust business not valued	-	(87)	-	(1,025)
New business premiums as per achieved profits supplementary statements	240	3,052	2,837	36,024

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	At 31 Dec 2004	At 31 Dec 2003
Fixed interest return	**8.3%**	9.4%
Cash return	**7.0%**	-
Equity return	**10.3%**	11.4%
Property return	**9.3%**	10.4%
Inflation	**5.3%**	6.4%
Risk discount rate	**10.8%**	11.9%

United States	At 31 Dec 2004	At 31 Dec 2003
Treasury yield	**4.3%**	4.3%
Inflation	**3.0%**	3.0%
New money yield assumed	**5.1%**	6.0%
Net portfolio earned rate	**5.9%**	6.4%
Risk discount rate	**8.3%**	8.3%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

- For the South African business, full allowance has been made for STC that may be payable in South Africa. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2003: 37.8%), 30% for United States business (December 2003: 25%) and 0% for United Kingdom and Rest of World business (December 2003: 0%) except for the investment return on South African capital, for which the attributed tax was derived from the primary accounts.

9 ASSUMPTIONS *CONTINUED*

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business do not include Group holding company expenses.

- No material allowance has been made for future development costs.

- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

- The sensitivity of the value of in-force and value of new business to changes in key assumptions are set out in section 10.

The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 Dec 2004	Year to 31 Dec 2003	**Year to 31 Dec 2004**	Year to 31 Dec 2003
Profit and loss account (average rate)	**11.7986**	12.3487	**1.8327**	1.6354
Balance sheet (closing rate)	**10.8482**	11.9367	**1.9158**	1.7833

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 31 December 2004 and the value of new business for the year to 31 December 2004 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged. The value of new business is shown before tax.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
South Africa	Value of in-force business at 31 Dec 2004	Value of new life business at 31 Dec 2004	Value of in-force business at 31 Dec 2004	Value of new life business at 31 Dec 2004
Central assumptions	1,005	98	10,903	1,156
Value before cost of solvency capital	1,248	111	13,543	1,310
Cost of solvency capital	(243)	(13)	(2,640)	(154)
Effect of:				
Central discount rate +1%	878	87	9,525	1,025
Value before cost of solvency capital	1,178	102	12,777	1,203
Cost of solvency capital	(300)	(15)	(3,252)	(178)
Central discount rate –1%	1,149	111	12,462	1,310
Value before cost of solvency capital	1,327	120	14,393	1,415
Cost of solvency capital	(178)	(9)	(1,931)	(105)
Decreasing the pre-tax investment return assumptions by 1% with bonus rates changing commensurately	919	92	9,969	1,086
Value before cost of solvency capital	1,210	106	13,126	1,251
Cost of solvency capital	(291)	(14)	(3,157)	(165)
Voluntary discontinuance rates increasing by 10%	984	90	10,675	1,062
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	944	92	10,241	1,085
Increasing the inflation assumption by 1% with no corresponding increase in policy charges	970	93	10,523	1,097
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	906	82	9,828	967
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	92	-	1,085

10 ALTERNATIVE ASSUMPTIONS *CONTINUED*

United States	£m Value of in-force business at 31 Dec 2004	£m Value of new life business at 31 Dec 2004	Rm Value of in-force business at 31 Dec 2004	Rm Value of new life business at 31 Dec 2004
Central assumptions	512	88	5,554	1,038
Value before cost of solvency capital	543	102	5,891	1,203
Cost of solvency capital	(31)	(14)	(337)	(165)
Effect of:				
Central discount rate +1%	489	83	5,305	979
Value before cost of solvency capital	525	98	5,695	1,156
Cost of solvency capital	(36)	(15)	(390)	(177)
Central discount rate –1%	537	94	5,825	1,109
Value before cost of solvency capital	562	105	6,097	1,239
Cost of solvency capital	(25)	(11)	(272)	(130)
Decreasing the pre-tax investment return assumptions by 1% with credited rates changing commensurately	481	81	5,222	956
Value before cost of solvency capital	515	96	5,586	1,133
Cost of solvency capital	(34)	(15)	(364)	(177)
Voluntary discontinuance rates increasing by 10%	479	82	5,194	967
Maintenance expense levels increasing by 10% with no corresponding increase in policy charges	491	85	5,321	1,003
Increasing the inflation assumption by 1% with no corresponding increase in policy charges	510	86	5,531	1,015
Mortality and morbidity assumptions for assurances increasing by 10%, and mortality assumptions for annuities decreasing by 10% with no corresponding increase in policy charges	508	88	5,509	1,038
Increasing Risk Based Capital to 200%, with 1% reduction in central discount rate	512	83	5,553	979
Value before cost of solvency capital	562	105	6,097	1,239
Cost of solvency capital	(50)	(22)	(544)	(260)
For value of new business, acquisition expenses other than commission and commission-related expenses, increasing by 10% with no corresponding increase in policy charges	-	85	-	1,003

Final Dividend for the year ended 31 December 2004
(No. 11)

The Directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2004 of 3.5p per share (making a total of 5.25p for the year).

The record date for this dividend payment is the close of business on Friday, 22 April 2005 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE Securities Exchange South Africa ("JSE") and on the Namibian and Malawi Exchanges will be Friday, 15 April 2005, and in Zimbabwe, Thursday, 14 April 2005. The shares will trade ex-dividend from the opening of business on Monday, 18 April 2005 on the JSE, and on the Namibian and Malawi Exchanges, from the opening of business on Friday, 15 April 2005 in Zimbabwe, and from the opening of business on Wednesday, 20 April 2005 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the Dividend Access Trust arrangements established in each country. Local currency equivalents of the dividend will be determined by the Company using exchange rates prevailing at close of business on Thursday, 31 March 2005 and will be announced by the Company on Friday, 1 April 2005.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 18 April and Friday, 22 April 2005, both dates inclusive, and transfers between the registers may not take place during that period (or from Friday, 15 April to Friday, 22 April 2005, both dates inclusive, in the case of Zimbabwe).

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Wednesday, 11 May 2005. Subject to being so approved, the final dividend will be paid on Tuesday, 31 May 2005.

28 February 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

For further information about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

NEWS RELEASE

Board Appointment

Old Mutual plc is pleased to announce that Wiseman Nkuhlu has been appointed as a non-executive director with effect from 1 March 2005.

Professor Nkuhlu (aged 61) is a non-executive director of Old Mutual Life Assurance Company (South Africa) Limited. A former economic adviser to South African President Thabo Mbeki, he is Chief Executive of Nepad (New Partnership for Africa's Development), the socio-economic renewal programme for Africa. A Chartered Accountant, Mr Nkuhlu's previous appointments include the Presidency of the South African Institute of Chartered Accountants and Chairmanship of the Development Bank of Southern Africa. He has also previously served on the boards of a number of major companies, including Standard Bank, SAB Miller, Tongaat Hulett, BMW and JCI.

Commenting on his appointment, Mike Levett, Chairman of Old Mutual plc, said:

"I am delighted to welcome Wiseman Nkuhlu to the Old Mutual Board. His knowledge and reputation within South Africa, as well as his business background and acumen, will make a valuable contribution to our business going forward and especially as we embrace transformation in South Africa through our forthcoming BEE ownership deals."

28 February 2005

ENQUIRIES:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 21 504 8026

Downloadable photographs are available at
http://www2.oldmutual.com/Media/media_resources/photo_library/index.jsp

For further details about Old Mutual plc visit www.oldmutual.com